Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-139

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on May 16, 2022

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2022 and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 15, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 16, 2022

Notice to Readers

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	March 31, 2022	December 31, 2021
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	13,058,418	7,565,818
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	15,523,222	13,497,234
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	40,393,420	39,119,789
Securities at amortized cost (Notes 4, 9, and 11)	18,287,488	17,086,274
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	370,119,308	361,932,872
Investments in joint ventures and associates (Note 12)	1,313,378	1,335,167
Investment properties (Note 13)	398,599	389,495
Premises and equipment (Notes 14)	3,146,723	3,174,720
Intangible assets (Note 15)	790,477	785,386
Assets held for sale (Note 16)	17,092	26,327
Net defined benefit asset (Note 22)	36,661	21,346
Current tax assets	13,468	22,598
Deferred tax assets	22,125	31,131
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	62,765	106,764
Other assets (Notes 17 and 39)	2,521,162	2,088,950

Total assets	465,704,306	447,183,871

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	6,774,915	4,873,458
Deposits due to customers (Notes 4, 11, 19 and 39)	323,491,921	317,899,871
Borrowings (Notes 4, 11 and 20)	26,668,312	24,755,459
Debentures (Notes 4, 11 and 20)	45,208,829	44,653,864
Provisions (Notes 21, 38 and 39)	578,318	576,134
Net defined benefit liability (Note 22)	52,404	47,986
Current tax liabilities	839,963	584,491
Deferred tax liabilities	49,193	186,946
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	74,634	27,584
Other financial liabilities (Notes 4, 11, 23 and 39)	32,021,116	24,171,030
Other liabilities (Notes 6, 23 and 40)	643,390	556,853

Total liabilities	436,402,995	418,333,676

EQUITY
Owners’ equity (Note 26)
Capital stock	3,640,303	3,640,303
Hybrid securities	2,593,744	2,294,381
Capital surplus	682,385	682,385
Other equity	(2,272,662)	(2,167,614)
Retained earnings	21,639,489	21,392,564

	26,283,259	25,842,019

Non-controlling interests	3,018,052	3,008,176

Total equity	29,301,311	28,850,195

Total liabilities and equity	465,704,306	447,183,871

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month periods ended March 31
	2022	2021
	(Korean Won in millions, except for per share data)
Interest income	2,940,758	2,327,185
Financial assets at FVTPL	16,673	11,374
Financial assets at FVTOCI	141,591	91,786
Financial assets at amortized cost	2,782,494	2,224,025
Interest expense	(953,092)	(707,519)

Net interest income (Notes 11, 28 and 39)	1,987,666	1,619,666
Fees and commissions income	576,920	518,865
Fees and commissions expense	(171,220)	(160,404)

Net fees and commissions income (Notes 11, 29 and 39)	405,700	358,461
Dividend income (Notes 11, 30 and 39)	47,023	66,590
Net gain on financial instruments at FVTPL (Notes 11, 31 and 39)	115,386	82,083
Net gain on financial assets at FVTOCI (Notes 11 and 32)	271	37,011
Net gain arising on financial assets at amortized cost (Note 11)	48,068	34,676
Impairment losses due to credit loss (Notes 33 and 39)	(166,068)	(135,993)
General and administrative expense (Notes 34 and 39)	(976,128)	(917,607)
Other net operating expense (Notes 11, 24, 34 and 39)	(233,476)	(211,375)

Operating income	1,228,442	933,512
Share of loss of joint ventures and associates (Note 12)	(12,819)	(5,591)
Other non-operating income(expense)	(50,546)	13,841

Non-operating income(expense) (Note 35)	(63,365)	8,250
Net income before income tax expense	1,165,077	941,762
Income tax expense (Note 36)	(292,605)	(222,895)
Net income	872,472	718,867

Net gain on valuation of equity securities at FVTOCI	943	25,166
Changes in capital due to equity method	33	289
Remeasurement gain(loss) related to defined benefit plan	35,543	(7,304)

Items that will not be reclassified to profit or loss	36,519	18,151

Net loss on valuation of debt securities at FVTOCI	(223,872)	(53,813)
Changes in capital due to equity method	502	1,295
Net gain on foreign currency translation of foreign operations	59,192	80,967
Net loss on valuation of hedges of net investments in foreign operations	(3,949)	—
Net gain(loss) on valuation of cash flow hedge	1,404	(6)

Items that may be reclassified to profit or loss	(166,723)	28,443
Other comprehensive income(loss), net of tax	(130,204)	46,594
Total comprehensive income	742,268	765,461

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month periods ended March 31
	2022	2021

	(Korean Won in millions, except for per share data)
Net income attributable to:	872,472	718,867
Net income attributable to owners	839,188	667,103
Net income attributable to non-controlling interests	33,284	51,764
Total comprehensive income attributable to:	742,268	765,461
Comprehensive income attributable to owners	707,072	711,552
Comprehensive income attributable to non-controlling interests	35,196	53,909
Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,127	902

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	667,103	667,103	51,764	718,867
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(28,581)	—	(28,581)	(66)	(28,647)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	1,257	(1,257)	—	—	—
Changes in capital due to equity method	—	—	—	1,584	—	1,584	—	1,584
Gain on foreign currency translation of foreign operations	—	—	—	78,839	—	78,839	2,128	80,967
Gain(loss) on valuation of cash flow hedge	—	—	—	(143)	—	(143)	137	(6)
Capital related to noncurrent assets held for sale	—	—	—	(48)	48	—	—	—
Remeasurement loss related to defined benefit plan	—	—	—	(7,250)	—	(7,250)	(54)	(7,304)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(260,016)	(260,016)	(9,366)	(269,382)
Dividends to hybrid securities	—	—	—	—	(15,775)	(15,775)	(28,132)	(43,907)
Changes in subsidiaries’ capital	—	—	3	31,251	(31,251)	3	(12)	(9)
Others	—	—	—	23,200	322	23,522	(23,200)	322

March 31, 2021 (Unaudited)	3,611,338	1,895,366	626,114	(2,247,363)	19,627,439	23,512,894	3,665,436	27,178,330

January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	839,188	839,188	33,284	872,472
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(222,649)	—	(222,649)	(280)	(222,929)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(49)	49	—	—	—
Changes in capital due to equity method	—	—	—	535	—	535	—	535
Gain on foreign currency translation of foreign operations	—	—	—	57,021	—	57,021	2,171	59,192
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(3,949)	—	(3,949)	—	(3,949)
Gain on valuation of cash flow hedge	—	—	—	1,404	—	1,404	—	1,404
Capital related to noncurrent assets held for sale	—	—	—	(247)	247	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	35,522	—	35,522	21	35,543
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(546,044)	(546,044)	(9,922)	(555,966)
Issuance of hybrid securities	—	299,363	—	—	—	299,363	—	299,363
Dividends to hybrid securities	—	—	—	—	(19,151)	(19,151)	(15,399)	(34,550)
Changes in subsidiaries’ capital	—	—	—	27,364	(27,364)	—	1	1

March 31, 2022 (Unaudited)	3,640,303	2,593,744	682,385	(2,272,662)	21,639,489	26,283,259	3,018,052	29,301,311

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month periods ended March 31
	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	872,472	718,867
Adjustments to net income:
Income tax expense	292,605	222,895
Interest income	(2,940,758)	(2,327,185)
Interest expense	953,092	707,519
Dividend income	(47,023)	(66,590)

	(1,742,084)	(1,463,361)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	449,594	162,816
Loss on financial assets at FVTOCI	916	57
Impairment loss due to credit loss	166,068	135,993
Loss on other provisions	1,334	2,786
Retirement benefit	41,177	44,345
Depreciation and amortization	218,905	138,988
Net loss on foreign currency translation	12,528	49,017
Loss on derivatives (designated for hedge)	113,925	50,389
Loss on valuation and impairment loss of investments in joint ventures and associates	28,231	11,676
Loss on disposal of investments in joint ventures and associates	2,373	—
Loss on disposal of premises and equipment, intangible assets and other assets	685	620
Impairment loss on premises and equipment, intangible assets and other assets	336	220
Other loss	62,196	—

	1,098,268	596,907

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	1,187	37,068
Gain on other provisions	6,184	73
Gain on derivatives (designated for hedge)	16,450	25,999
Gain on fair value hedge	108,592	58,653
Gain on valuation of investments in joint ventures and associates	15,412	6,085
Gain on disposal of investments in joint ventures and associates	561	—
Gain on disposal of premises and equipment, intangible assets and other assets	9,019	4,459
Reversal of impairment loss on premises and equipment, intangible assets and other assets	278	144
Other income	35,718	9,654

	193,401	142,135

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(283,643)	225,557
Loans and other financial assets at amortized cost	(7,523,851)	(16,511,538)
Other assets	(512,646)	(136,191)
Deposits due to customers	4,961,070	6,480,418
Provisions	(492)	(8,152)
Net defined benefit liability	(3,093)	(15,729)
Other financial liabilities	7,086,168	9,859,829
Other liabilities	81,879	68,401

	3,805,392	(37,405)

Interest income received	2,819,364	2,276,875
Interest expense paid	(900,855)	(777,914)
Dividends received	23,677	28,239
Income tax paid	(82,485)	(76,109)

Net cash inflow from operating activities	5,700,348	1,123,964

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month periods ended March 31
	2022	2021

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	1,537,136	2,398,523
Disposal of financial assets at FVTOCI	5,274,194	7,312,320
Redemption of securities at amortized cost	1,380,542	1,317,352
Disposal of investments in joint ventures and associates	68,984	7,000
Disposal of investment properties	2,020	—
Disposal of premises and equipment	109	7,875
Disposal of intangible assets	654	—
Disposal of assets held for sale	18,510	—
Net decrease of other assets	15,396	25,766

	8,297,545	11,068,836

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	1,841,788	3,417,895
Acquisition of financial assets at FVTOCI	6,748,028	7,940,822
Acquisition of securities at amortized cost	2,544,559	556,635
Acquisition of investments in joint ventures and associates	70,010	76,536
Acquisition of premises and equipment	20,217	19,279
Acquisition of intangible assets	32,401	35,203

	11,257,003	12,046,370

Net cash outflow from investing activities	(2,959,458)	(977,534)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	1,696,091	—
Issuance of debentures	5,853,591	6,851,794
Net increase of other liabilities	773	417
Issuance of hybrid securities	299,362	—
Changes in non-controlling interests	1	—
Net increase of liabilities for non-controlling interests	2,519	—

	7,852,337	6,852,211

Cash out-flows from financing activities:
Net cash flows from hedging activities	—	11,127
Net decrease in borrowings	—	792,431
Redemption of debentures	5,258,030	5,340,389
Redemption of lease liabilities	47,061	50,329
Dividends paid to hybrid securities	34,550	43,907
Dividends paid to non-controlling interest	2,703	1,635
Paid-in capital decrease on non-controlling interests	—	12

	5,342,344	6,239,830

Net cash inflow from financing activities	2,509,993	612,381

Effects of exchange rate changes on cash and cash equivalents	241,717	399,295
Net increase in cash and cash equivalents	5,492,600	1,158,106
Cash and cash equivalents, beginning of the period	7,565,818	9,990,983

Cash and cash equivalents, end of the period (Note 6)	13,058,418	11,149,089

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of March 31. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of March 31, 2022 and December 31, 2021 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2022	December 31, 2021
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	March 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	March 31
Woori Savings Bank (*7)	Bank	100.0	100.0	Korea	March 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	March 31
Woori Financial F&I Co., Ltd.	Finance	100.0	—	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Held by Woori Bank
Woori America Bank(*1)	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk(*1)	Finance	84.2	84.2	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
Woori Bank (Cambodia) PLC (*9)	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe(*1)	Finance	100.0	100.0	Germany	March 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2022	December 31, 2021
Woori K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	March 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Hchemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ECO 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	March 31
WooriG Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	March 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.1	98.1	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2022	December 31, 2021
WooriG Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.8	99.8	Korea	March 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.1	97.1	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	96.7	96.0	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	March 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	March 31
Held by Woori Financial Capital Co., Ltd.
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	—
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	March 31
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2022	December 31, 2021
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	0.0	Korea	March 31
One Punch Korea the 1st Co., Ltd. (*5).	Asset securitization	—	0.0	Korea	—
One Punch blue the 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
One Punch red the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	89.7	93.6	Korea	March 31
Woori Together TDF 2025 (*5)	Securities investment and others	—	34.1	Korea	March 31-
Woori Together TDF 2030 (*5)	Securities investment and others	—	32.3	Korea	March 31-
Woori Together TDF 2035 (*3)	Securities investment and others	52.9	56.0	Korea	March 31
Woori Together TDF 2040 (*3)	Securities investment and others	52.4	55.7	Korea	March 31
Woori Together TDF 2045 (*3)	Securities investment and others	61.7	65.2	Korea	March 31
Woori Together TDF 2050 (*3)	Securities investment and others	60.4	63.6	Korea	March 31
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	44.1	44.8	Korea	March 31
Woori BIG2 Plus Securities Investment Trust (Balanced Bond) (*3)(*5)	Securities investment and others	—	40.8	Korea	March 31-
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	March 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.9	37.9	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2022	December 31, 2021
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	March 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
WooriG GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
WooriG Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
WooriG GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
WooriG New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	69.9	—	Korea	March 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
WooriG General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	March 31
WooriG ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori bank (*6)
WooriG WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	March 31
WooriG General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2022	December 31, 2021
WooriG Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
WooriG General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	March 31
Held by Woori Bank and Woori Financial Capital Co., Ltd.(*6)
WooriG Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	—	Korea	March 31
Held by Woori Financial Capital Co., Ltd.(*6)					March 31
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2(*6)					March 31
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)					March 31
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1(*6)					March 31
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1					March 31
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	January 31	(*10)

(*1)	Additional investment occurred during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of March 31, 2022.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)	During March 2022, the Company acquired a 100% equity of Woori Financial Savings Bank from the company’s subsidiary Woori Financial Capital Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(*8)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*9)	During the previous year, WB Finance Co., a subsidiary, changed its name to Woori Bank (Cambodia) PLC.

(3)	The Group has not consolidated the following entities as of March 31, 2022 and December 31, 2021 despite having more than 50% ownership interest:

	As of March 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*)	Korea	Securities Investment	55.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*1)(*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)(*2)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)(*2)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)(*2)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)(*2)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)(*2)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)(*2)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*1)(*2)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)(*2)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*1)(*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*1)(*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1) (*2)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0

(*1)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.
(*2)	In accordance with the revision of the Capital Market Act, a specialized investment type private equity fund has been changed to a general private equity fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of March 31, 2022		For the three-month period ended March 31, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	432,118,831	408,066,364	8,095,263	716,423	579,446
Woori Card Co., Ltd.	14,733,388	12,421,379	453,010	85,536	94,688
Woori Financial Capital Co., Ltd.	11,205,461	9,796,801	291,908	49,127	50,180
Woori Investment Bank Co., Ltd.	5,575,560	4,973,184	93,943	19,989	19,974
Woori Asset Trust Co., Ltd.	277,412	89,525	35,375	20,684	20,677
Woori Savings Bank	1,528,847	1,304,005	25,502	6,025	6,025
Woori Asset Management Corp.	146,385	24,190	7,178	688	688
Woori Financial F&I Co., Ltd.	200,575	1,165	314	(302)	(302)
Woori Credit Information Co., Ltd.	40,125	8,453	8,717	163	163
Woori Fund Service Co., Ltd.	22,450	2,882	4,087	1,082	1,082
Woori Private Equity Asset Management Co., Ltd.	42,688	4,409	1,323	145	141
Woori Global Asset Management Co., Ltd.	35,981	8,386	2,707	(91)	(91)
Woori FIS Co., Ltd.	111,644	69,894	69,492	(4,064)	(4,163)
Woori Finance Research Institute Co., Ltd.	5,674	2,075	1,607	(7)	(8)

	As of December 31, 2021		For the three-month period ended March 31, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	415,976,627	391,315,108	8,038,046	589,370	633,592
Woori Card Co., Ltd.	14,116,832	11,858,065	394,659	71,971	74,898
Woori Financial Capital Co., Ltd.	10,259,868	9,073,104	205,407	34,984	35,907
Woori Investment Bank Co., Ltd.	5,159,742	4,559,856	66,687	17,005	16,920
Woori Asset Trust Co., Ltd.	254,773	86,418	18,876	8,930	8,924
Woori Asset Management Corp.	151,651	30,144	7,586	1,700	1,700
Woori Savings Bank	1,444,508	1,222,888	18,315	4,203	3,801
Woori Credit Information Co., Ltd.	40,510	8,532	8,841	(24)	(24)
Woori Fund Service Co., Ltd.	22,168	2,582	3,609	740	740
Woori Private Equity Asset Management Co., Ltd.	42,790	4,652	980	393	384
Woori Global Asset Management Co., Ltd.	35,265	7,579	2,801	(222)	(222)
Woori FIS Co., Ltd.	105,138	59,225	68,039	(4,980)	(5,038)
Woori Finance Research Institute Co., Ltd.	5,864	2,257	1,705	5	1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2022 and December 31, 2021, the Group provides 2,830,329 million Won and 2,480,131 million Won of credit facilities, respectively, for the structured entities mentioned above. As of March 31, 2022 and December 31, 2021, the purchase commitment amount is 2,788,803 million Won and 2,263,387 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of March 31, 2022 and December 31, 2021 are 932,750 million Won and 853,140 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of March 31, 2022 and December 31, 2021, the purchase commitment amount is 3,433,148 million Won and 3,033,231 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	March 31, 2022
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	14,210,610	87,724,782	112,481,637	1,403,061
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,593,751	4,901,133	4,513,079	32,711
Financial assets at FVTPL	197,907	94,557	3,895,218	10,480
Financial assets at FVTOCI	4,077,617	41,108	—	—
Financial assets at amortized cost	4,318,227	4,763,404	31,071	22,231
Investments in joint ventures and associates	—	—	586,790	—
Derivative assets	—	2,064	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	950	6,493	—	3,184
Derivative liabilities	322	4,679	—	—
Other liabilities(provisions)	628	1,814	—	3,184
The maximum exposure to risks	8,756,716	5,968,248	4,520,600	88,824
Investment assets	8,593,751	4,901,133	4,513,079	32,711
Credit facilities and others	162,965	1,067,115	7,521	56,113
Loss(reversal) recognized on unconsolidated structured entities	37	27,233	44,003	(2,685)

	December 31, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	15,640,521	94,969,317	94,675,732	1,398,508
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,518,101	4,633,475	4,214,747	54,662
Financial assets at FVTPL	374,423	5,021	3,550,532	10,665
Financial assets at FVTOCI	3,878,882	46,478	—	—
Financial assets at amortized cost	4,264,626	4,579,367	71,662	43,997
Investments in joint ventures and associates	—	—	592,553	—
Derivative assets	170	2,609	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	677	1,536	—	2,964
Derivative liabilities	—	673	—	—
Other liabilities(provisions)	677	863	—	2,964
The maximum exposure to risks	8,739,034	5,728,977	4,221,072	115,212
Investment assets	8,518,101	4,633,475	4,214,747	54,662
Credit facilities and others	220,933	1,095,502	6,325	60,550
Loss recognized on unconsolidated structured entities	183	11,872	71,309	282

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(7)

As of March 31, 2022 and December 31, 2021, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2022	December 31, 2021
Woori Bank (*)	2,555,166	2,555,166
Woori Investment Bank Co., Ltd.	253,009	251,879
Woori Asset Trust Co., Ltd.	66,678	60,726
Woori Asset Management Corp	33,990	33,768
PT Bank Woori Saudara Indonesia 1906 Tbk	90,185	87,741
Wealth Development Bank	20,963	20,835

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2022	2021
Woori Bank (*)	15,399	28,132
Woori Financial Capital Co., Ltd.	—	11,699
Woori Investment Bank Co., Ltd.	8,355	6,668
Woori Asset Trust Co., Ltd.	6,318	2,466
Woori Asset Management Corp	222	417
PT Bank Woori Saudara Indonesia 1906 Tbk	2,926	2,135
Wealth Development Bank	55	238

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2022	2021
Woori Bank (*)	15,399	28,132
Woori Financial Capital Co., Ltd.	—	4,121
Woori Investment Bank Co., Ltd.	7,220	3,610
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,330	1,262

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2021 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2022, the Group has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS 1103 ‘Business Combination’ – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to K-IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract’

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to K-IFRS 2018-2020

Annual improvements of K-IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

•	K-IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’- Subsidiaries that are first-time adopters

•	K-IFRS 1109 ‘Financial Instrument’s - Fees related to the 10% test for derecognition of financial liabilities

•	K-IFRS 1041 ‘Agriculture’ - Measuring fair value

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2022 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements. The impact of the amendments on the financial statements is under review.

2)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’—Disclosure of ‘Accounting Policy’

The Group has to define and disclose material accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The impact of the amendments on the financial statements is under review.

3)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’—Definition of ‘Accounting Estimates’

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’—deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021 except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are reasonably believed to occur. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

The Group judged that the credit risk of loans affected by the deferral of repayment has increased significantly and assessed the possibility of default as high. The Group will continue to evaluate the adequacy of future prospect information related to the duration of the impact of COVID-19 on the economy and government policies.

The Russia – Ukraine conflict has been escalated in February 2022, Russia is imposed to the international sanctions. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of March 31, 2022, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

<Woori Bank>

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

		March 31, 2022	December 31, 2021
Total loans (Loan receivables, payment guarantees) that are subject to loan deferment and interest deferment.	Corporate	2,462,304	2,428,496
	Retail	175,772	167,146

	Total	2,638,076	2,595,642

Total loans changed its stage from 12-month to lifetime(Stage 2) expected credit losses.	Corporate	2,186,905	2,125,492
	Retail	139,136	134,920

	Total	2,326,041	2,260,412

The expected credit loss allowances that are additionally recognized.	Corporate	278,057	275,057
	Retail	10,025	9,657

	Total	288,082	284,714

In addition, as of March 31, 2022, the Group applied the overlay when forecasting future economic conditions in consideration of the potential for insolvency due to increase in market interest rate and the increase in economic uncertainty due to the accelerated spread of COVID-19.

As of March 31, 2022, the monetary effect of the provision for expected credit loss due to the application of the forecast of future economic conditions overlay is as follows. (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Corporate	50,935	48,583
Retail	6,155	6,237

Total	57,090	54,820

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of March 31, 2022, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 6,742 million Won, and the cumulative expected credit loss allowance have increased for 188 million Won.

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased; and evaluated that the possibility of default is high. As a result, as of March 31, 2022, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 78,839 million Won and cumulative expected credit loss allowance have increased for 17,141 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The significant judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements, unless otherwise stated, are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk, etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

At the end of each reporting period, the Group assesses whether credit risk reflecting forward-looking information has significantly been increased since the date of initial recognition. When assessing whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses.

Woori Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating

Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step

Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Personal consumption expenditures price index rate	Negative(-) Correlation
Consumer price index rate	Negative(-) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Disclosure of economic variable forecasts

a) Probability weight

As of March 31, 2022, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	55.59	13.37	31.04

b)	Economic forecast of each major economic variables by scenario (prospect period: 2022) As of March 31, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %)

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00	3.22	2.60
Personal consumption expenditures price index rate	3.60	4.01	2.85
Consumer price index rate	2.00	2.10	1.82

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

			March 31, 2022	December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(71,439)	(68,140)
		Decrease by 1% point	78,102	74,495
	Personal consumption expenditures price index rate	Increase by 1% point	(42,623)	(40,654)
		Decrease by 1% point	45,111	43,028
Retail	GDP growth rate	Increase by 1% point	(8,683)	(8,798)
		Decrease by 1% point	9,044	9,163
	Consumer price index rate	Increase by 1% point	(29,084)	(29,469)
		Decrease by 1% point	33,903	34,352

•

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

		March 31, 2022	December 31, 2021
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	19,646,901	14,934,813
	Banks	22,755,109	24,733,020
	Corporates	136,601,123	131,027,256
	Consumers	191,116,175	191,237,783

	Sub-total	370,119,308	361,932,872

Financial assets at FVTPL (*2)	Deposit	50,581	65,072
	Debt securities	2,848,453	2,743,239
	Loans	935,636	667,467
	Derivative assets	5,978,669	4,803,131
	Others	1,518	1,518

	Sub-total	9,814,857	8,280,427

Financial assets at FVTOCI	Debt securities	39,425,384	38,126,977
Securities at amortized cost	Debt securities	18,287,488	17,086,274
Derivative assets	Derivative assets (Designated for hedging)	62,765	106,764
Off-balance accounts	Guarantees (*3)	13,366,889	12,987,809
	Loan commitments	117,725,006	114,414,462

	Sub-total	131,091,895	127,402,271

	Total	568,801,697	552,935,585

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of March 31, 2022 and December 31, 2021, the financial guarantee amount of 4,080,253 million Won and 3,960,383 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,536,749	5,406,363	4,440,262	195,571	725,218	13,815,145	370,119,308
Securities at amortized cost	17,357,190	585,299	143,985	—	—	201,014	18,287,488
Financial assets at FVTPL	7,263,917	1,512	1,292,384	236,260	109,244	911,540	9,814,857
Financial assets at FVTOCI	35,192,654	886,625	1,852,108	1,847	42,609	1,449,541	39,425,384
Derivative assets (Designated for hedging)	21,635	—	41,130	—	—	—	62,765
Off-balance accounts	127,352,854	1,083,064	381,838	30,299	16,558	2,227,282	131,091,895

Total	532,724,999	7,962,863	8,151,707	463,977	893,629	18,604,522	568,801,697

(*) Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	338,674,446	5,620,622	3,742,331	212,821	811,030	12,871,622	361,932,872
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	6,150,464	1,330	1,188,358	195,048	61,315	683,912	8,280,427
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (Designated for hedging)	11,678	—	95,086	—	—	—	106,764
Off-balance accounts	123,375,839	1,001,430	375,929	31,116	32,402	2,585,555	127,402,271

Total	519,239,825	7,524,621	7,142,157	440,740	927,940	17,660,302	552,935,585

(*) Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b) Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2022 and December 31, 2021 (Unit: Korean Won in millions):

	March 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	69,879,832	39,967,474	47,265,897	4,888,679	186,761,540	21,355,886	370,119,308
Securities at amortized cost	379,218	—	6,892,721	240,426	—	10,775,123	18,287,488
Financial assets at FVTPL	164,614	204,365	7,722,254	13,106	494	1,710,024	9,814,857
Financial assets at FVTOCI	420,292	262,040	29,319,340	152,743	—	9,270,969	39,425,384
Derivative assets (Designated for hedging)	—	—	62,765	—	—	—	62,765
Off-balance accounts	19,097,898	20,212,196	12,038,365	3,943,129	69,807,579	5,992,728	131,091,895

Total	89,941,854	60,646,075	103,301,342	9,238,083	256,569,613	49,104,730	568,801,697

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	67,895,018	37,679,784	45,540,602	4,303,491	185,972,844	20,541,133	361,932,872
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	115,346	146,277	6,646,922	13,623	1,836	1,356,423	8,280,427
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (Designated for hedging)	—	—	79,369	27,395	—	—	106,764
Off-balance accounts	18,565,570	18,994,662	11,763,667	3,900,766	67,966,826	6,210,780	127,402,271

Total	87,432,223	57,079,589	100,537,319	8,627,849	253,941,506	45,317,099	552,935,585

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of March 31, 2022 and December 31, 2021 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			March 31, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	909,241	16	6,033
		General wholesale business	1,682,837	312	—

		Sub-total	2,592,078	328	6,033

		Accommodation business	1,432,636	172	20,684
		Travel business	57,726	—	—
		Art/sports, leisure service	1,724,885	49	—
		Food business	1,294,144	27	—
		Transportation business	384,290	3	9,687
		Education business	446,242	3	—
		Others	1,600,142	448	—

		Sub-total	9,532,143	1,030	36,404

Manufacturing		Textile	2,670,168	419	10,925
		Metal	1,703,752	748	—
		Non-metal	675,138	148	7,267
		Chemical	3,587,872	296	—
		Transportation	3,721,321	1,817	—
		Electronics	990,938	713	—
		Others	91,246	—	—

		Sub-total	13,440,435	4,141	18,192

		Total	22,972,578	5,171	54,596

			March 31, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	885,332	1,800,622
		General wholesale business	489,663	2,172,812

		Sub-total	1,374,995	3,973,434

		Accommodation business	192,023	1,645,515
		Travel business	10,971	68,697
		Art/sports, leisure service	119,931	1,844,865
		Food business	177,380	1,471,551
		Transportation business	221,717	615,697
		Education business	47,964	494,209
		Others	315,559	1,916,149

		Sub-total	2,460,540	12,030,117

Manufacturing		Textile	989,625	3,671,137
		Metal	1,335,869	3,040,369
		Non-metal	377,760	1,060,313
		Chemical	3,873,333	7,461,501
		Transportation	2,128,714	5,851,852
		Electronics	2,081,077	3,072,728
		Others	8,702	99,948

		Sub-total	10,795,080	24,257,848

		Total	13,255,620	36,287,965

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	754,850	274	—
		General wholesale business	809,893	221	—

		Sub-total	1,564,743	495	—

		Accommodation business	1,441,185	625	23,840
		Travel business	53,302	—	—
		Art/sports, leisure service	600,746	503	—
		Food business	1,279,128	216	—
		Transportation business	404,120	77	—
		Others	1,050,229	599	—

		Sub-total	6,393,453	2,515	23,840

Manufacturing		Textile	2,626,493	724	10,718
		Metal	199,877	10	—
		Non-metal	148,471	24	—
		Chemical	904,563	1,994	—
		Electronics	103,510	31	—
		Others	191,865	—	—

		Sub-total	4,174,779	2,783	10,718

		Total	10,568,232	5,298	34,558

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	299,064	1,054,188
		General wholesale business	237,678	1,047,792

		Sub-total	536,742	2,101,980

		Accommodation business	181,563	1,647,213
		Travel business	12,455	65,757
		Art/sports, leisure service	63,660	664,909
		Food business	179,799	1,459,143
		Transportation business	167,883	572,080
		Others	191,837	1,242,665

		Sub-total	1,333,939	7,753,747

Manufacturing		Textile	1,012,989	3,650,924
		Metal	9,704	209,591
		Non-metal	48,171	196,666
		Chemical	689,895	1,596,452
		Electronics	33,389	136,930
		Others	87,587	279,452

		Sub-total	1,881,735	6,070,015

		Total	3,215,674	13,823,762

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

< Woori Card Co., Ltd. >

	March 31, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	3,563	—	—	11,529	15,092
Travel business	4,286	—	—	20,563	24,849
Aviation	766	—	—	4,307	5,073
Cosmetics industry	7,698	—	—	11,040	18,738
Distribution business	15,261	—	—	38,675	53,936
Food industry	73,672	—	—	123,462	197,134
Art/sports, leisure service	13,975	—	—	44,326	58,301

Total	119,221	—	—	253,902	373,123

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,341	—	—	11,472	13,813
Travel business	3,334	—	—	20,056	23,390
Aviation	983	—	—	4,025	5,008
Cosmetics industry	3,187	—	—	10,692	13,879
Distribution business	7,582	—	—	38,741	46,323
Food industry	30,267	—	—	122,793	153,060
Art/sports, leisure service	8,336	—	—	44,286	52,622

Total	56,030	—	—	252,065	308,095

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

<Woori Financial Capital Co., Ltd.>

			March 31, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	88,881	—	—
		General wholesale business	334,363	—	—

		Sub-total	423,244	—	—

	Accommodation business		8,379	—	—
	Travel business		65	—	—
	Art/sports, leisure service		9,756	—	—
	Food business		142,814	—	—
	Transportation business		683,922	—	—
	Education business		25,255	—	—
	Others		117,364	—	—

	Sub-total		1,410,799	—	—

Manufacturing	Textile		794	—	—
	Metal		3,082	—	—
	Non-metal		761	—	—
	Chemical		188	—	—
	Transportation		478	—	—
	Electronics		4,358	—	—
	Cosmetics		746	—	—
	Others		118,452	—	—

	Sub-total		128,859	—	—

Total COVID-19 vulnerable business			1,539,658	—	—
Other business	Others		7,061,785	29,222	—

Total			8,601,443	29,222	—

			March 31, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	88,881
		General wholesale business	—	334,363

		Sub-total	—	423,244

	Accommodation business		—	8,379
	Travel business		—	65
	Art/sports, leisure service		—	9,756
	Food business		—	142,814
	Transportation business		—	683,922
	Education business		—	25,255
	Others		150,987	268,351

	Sub-total		150,987	1,561,786

Manufacturing	Textile		—	794
	Metal		—	3,082
	Non-metal		—	761
	Chemical		—	188
	Transportation		—	478
	Electronics		—	4,358
	Cosmetics		—	746
	Others		13,791	132,243

	Sub-total		13,791	142,650

Total COVID-19 vulnerable business			164,778	1,704,436
Other business	Others		812,184	7,903,191

Total			976,962	9,607,627

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	77,841	—	—
		General wholesale business	292,832	—	—

		Sub-total	370,673	—	—

	Accommodation business		7,338	—	—
	Travel business		57	—	—
	Art/sports, leisure service		8,544	—	—
	Food business		125,075	—	—
	Transportation business		598,972	—	—
	Education business		22,118	—	—
	Others		102,787	—	—

	Sub-total		1,235,564	—	—

Manufacturing	Textile		727	—	—
	Metal		2,824	—	—
	Non-metal		698	—	—
	Chemical		172	—	—
	Transportation		438	—	—
	Electronics		3,993	—	—
	Cosmetics		685	—	—
	Others		108,540	—	—

	Sub-total		118,077	—	—

Total COVID-19 vulnerable business			1,353,641	—	—
Other business	Others		6,489,394	28,222	—

Total			7,843,035	28,222	—

		December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	77,841
		General wholesale business	—	292,832

		Sub-total	—	370,673

	Accommodation business		—	7,338
	Travel business		—	57
	Art/sports, leisure service		—	8,544
	Food business		—	125,075
	Transportation business		—	598,972
	Education business		—	22,118
	Others		140,549	243,336

	Sub-total		140,549	1,376,113

Manufacturing	Textile		—	727
	Metal		—	2,824
	Non-metal		—	698
	Chemical		—	172
	Transportation		—	438
	Electronics		—	3,993
	Cosmetics		—	685
	Others		13,432	121,972

	Sub-total		13,432	131,509

Total COVID-19 vulnerable business			153,981	1,507,622
Other business	Others		812,597	7,330,213

Total			966,578	8,837,835

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

< Woori Investment Bank Co., Ltd. >

	March 31, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	50,184	—	—	—	50,184
Distribution business	12,029	9,981	—	—	22,010
Art/sports, leisure service	64,580	—	—	—	64,580

Total	126,793	9,981	—	—	136,774

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,142	—	—	—	57,142
Distribution business	12,885	—	—	—	12,885
Art/sports, leisure service	31,772	—	—	—	31,772

Total	101,799	—	—	—	101,799

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of March 31, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	March 31, 2022
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	323,709,091	23,125,413	13,854,309	10,154,456	1,245,465	66,343	372,155,077	(2,035,769)	370,119,308
Korean treasury and government agencies	19,651,954	4	9	—	—	—	19,651,967	(5,066)	19,646,901
Banks	22,156,637	561,316	14,401	—	36,968	—	22,769,322	(14,214)	22,755,108
Corporates	114,462,131	15,989,730	2,968,193	3,790,268	528,493	66,343	137,805,158	(1,204,036)	136,601,122
General business	72,081,207	8,987,056	2,118,707	2,572,224	384,873	—	86,144,067	(824,333)	85,319,734
Small- and medium-sized enterprise	35,245,668	6,451,186	823,323	1,179,315	143,165	—	43,842,657	(325,579)	43,517,078
Project financing and others	7,135,256	551,488	26,163	38,729	455	66,343	7,818,434	(54,124)	7,764,310
Consumers	167,438,369	6,574,363	10,871,706	6,364,188	680,004	—	191,928,630	(812,453)	191,116,177
Securities at amortized cost	18,293,009	—	—	—	—	—	18,293,009	(5,521)	18,287,488
Financial assets at FVTOCI (*3)	39,126,245	299,139	—	—	—	—	39,425,384	(15,177)	39,425,384

Total	381,128,345	23,424,552	13,854,309	10,154,456	1,245,465	66,343	429,873,470	(2,056,467)	427,832,180

	March 31, 2022
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	209,876,508	18,287,721	583,206	228,747,435
Korean treasury and government agencies	20,535	—	—	20,535
Banks	1,546,180	—	3,670	1,549,850
Corporates	76,660,709	4,613,977	293,928	81,568,614
General business	41,471,380	3,099,628	211,910	44,782,918
Small- and medium-sized enterprise	31,702,563	1,514,349	81,803	33,298,715
Project financing and others	3,486,766	—	215	3,486,981
Consumers	131,649,084	13,673,744	285,608	145,608,436
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	209,876,508	18,287,721	583,206	228,747,435

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	316,364,525	22,734,430	13,270,491	10,190,307	1,332,644	363,892,397	(1,959,525)	361,932,872
Korean treasury and government agencies	14,938,718	9	9	—	—	14,938,736	(3,923)	14,934,813
Banks	24,186,246	492,447	46,373	—	23,509	24,748,575	(15,555)	24,733,020
Corporates	108,917,062	15,952,017	2,698,907	3,963,782	658,923	132,190,691	(1,163,435)	131,027,256
General business	68,767,641	9,010,115	1,886,740	2,597,136	438,537	82,700,169	(785,908)	81,914,261
Small- and medium-sized enterprise	33,306,787	6,459,338	790,750	1,353,313	156,440	42,066,628	(322,635)	41,743,993
Project financing and others	6,842,634	482,564	21,417	13,333	63,946	7,423,894	(54,892)	7,369,002
Consumers	168,322,499	6,289,957	10,525,202	6,226,525	650,212	192,014,395	(776,612)	191,237,783
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,922	209,055	—	—	—	38,126,977	(12,146)	38,126,977

Total	371,373,956	22,943,485	13,270,491	10,190,307	1,332,644	419,110,883	(1,976,906)	417,146,123

	December 31, 2021
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	208,188,057	18,098,940	643,183	226,930,180
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	74,403,502	4,796,510	351,837	79,551,849
General business	40,288,663	3,120,790	220,792	43,630,245
Small- and medium-sized enterprise	30,852,567	1,675,720	80,830	32,609,117
Project financing and others	3,262,272	—	50,215	3,312,487
Consumers	132,476,821	13,302,430	291,346	146,070,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,188,057	18,098,940	643,183	226,930,180

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,952,183	1,018,347	25,149	303,233	67,977	13,366,889
Loan Commitments	111,990,015	3,026,786	2,059,260	648,585	360	117,725,006

Total	123,942,198	4,045,133	2,084,409	951,818	68,337	131,091,895

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,560,908	1,037,142	47,549	275,166	67,044	12,987,809
Loan Commitments	107,916,434	3,591,413	2,072,348	832,173	2,094	114,414,462

Total	119,477,342	4,628,555	2,119,897	1,107,339	69,138	127,402,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the three-month period ended March 31, 2022 and for the year ended December 31, 2021, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the three-month period March 31, 2022 and for the year ended December 31, 2021, and the VaR of the Bank as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022	For the three-month period ended March 31, 2022			December 31, 2021	For the year ended December 31, 2021
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	6,998	5,718	7,298	4,298	4,177	4,681	14,017	2,405
Stock price	4,719	4,659	12,448	1,806	2,972	3,637	6,676	1,609
Foreign currencies	11,975	6,981	11,975	5,421	5,904	6,745	13,144	4,747
Diversification	(13,306)	(6,956)	(14,380)	(4,201)	(6,072)	(7,300)	(20,006)	(3,627)

Total VaR(*)	10,386	10,402	17,341	7,324	6,981	7,763	13,831	5,134

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2022 for non banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of the end of March 31, 2022 and December 31, 2021 are as follows(Unit: Korean Won in millions):

	March 31, 2022		December 31, 2021
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	841,050	224,402	920,290	195,186
Woori Card Co., Ltd.	115,446	77,544	126,576	59,114
Woori Financial Capital Co., Ltd.	62,417	631	58,794	1,384
Woori Investment Bank Co., Ltd.	22,740	4,077	17,607	5,556
Woori Asset Trust Co., Ltd.	1,109	608	820	1,709
Woori Asset Management Corp.	1,049	737	1,411	504
Woori Savings Bank	17,300	1,255	15,175	949
Woori Private Equity Asset Management Co., Ltd.	1	70	32	59
Woori Global Asset Management Co., Ltd.	535	147	246	143

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	211,863,575	53,604,141	13,620,104	17,097,923	62,570,551	4,517,617	363,273,911
Financial assets at FVTPL	1,733,223	115,421	44,818	56,898	167,953	15,118	2,133,431
Financial assets at FVTOCI	6,795,317	3,810,136	3,817,443	3,303,525	21,713,095	825,872	40,265,388
Securities at amortized cost	1,518,388	813,438	949,912	1,444,948	12,567,867	1,994,177	19,288,730

Total	221,910,503	58,343,136	18,432,277	21,903,294	97,019,466	7,352,784	424,961,460

Liability:
Deposits due to customers	139,327,275	47,454,624	43,282,129	28,213,184	65,641,255	71,358	323,989,825
Borrowings	13,106,823	4,366,183	1,741,726	1,327,705	5,968,192	439,284	26,949,913
Debentures	8,450,619	3,525,442	3,239,467	5,098,547	23,219,830	3,266,325	46,800,230

Total	160,884,717	55,346,249	48,263,322	34,639,436	94,829,277	3,776,967	397,739,968

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	205,915,030	58,661,091	14,461,769	12,840,318	62,337,321	5,204,605	359,420,134
Financial assets at FVTPL	1,725,063	52,361	49,843	17,817	223,107	13,501	2,081,692
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	214,427,607	64,301,905	19,240,028	17,946,712	94,513,058	7,969,203	418,398,513

Liability:
Deposits due to customers	145,744,829	47,792,440	33,334,918	28,615,157	62,635,705	59,155	318,182,204
Borrowings	11,422,868	4,168,941	1,788,597	1,540,533	5,119,291	428,660	24,468,890
Debentures	8,325,421	3,035,764	3,203,743	3,174,902	25,036,943	3,342,284	46,119,057

Total	165,493,118	54,997,145	38,327,258	33,330,592	92,791,939	3,830,099	388,770,151

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of March 31, 2022 and December 31, 2021 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2022
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset Cash and cash equivalents	5,845	7,077,625	12,144	120,561	1,656	314,610	99	133,579	696,305	8,342,680
Loans and other financial assets at amortized cost	27,321	33,080,795	170,679	1,713,025	23,629	4,489,913	2,503	3,381,511	5,985,628	48,650,872
Financial assets at FVTPL	569	689,476	17,221	170,957	—	—	361	487,426	162,638	1,510,497
Financial assets at FVTOCI	3,257	3,944,036	—	—	4,225	802,855	22	29,119	873,703	5,649,713
Securities at amortized cost	350	423,526	—	—	3,081	585,439	36	48,240	149,163	1,206,368

Total	37,342	45,215,458	200,044	2,004,543	32,591	6,192,817	3,021	4,079,875	7,867,437	65,360,130

Liability Financial liabilities at FVTPL	243	294,718	24,919	247,377	—	—	294	397,372	312,877	1,252,344
Deposits due to customers	21,057	25,495,908	215,450	2,138,861	28,047	5,329,550	1,981	2,676,970	5,084,686	40,725,975
Borrowings	5,804	7,028,060	10,559	104,821	1,204	228,790	322	435,385	2,491,845	10,288,901
Debentures	4,033	4,883,583	—	—	—	—	—	—	359,662	5,243,245
Other financial liabilities	3,587	4,343,063	41,507	412,060	3,650	693,554	177	238,985	307,720	5,995,382

Total	34,724	42,045,332	292,435	2,903,119	32,901	6,251,894	2,774	3,748,712	8,556,790	63,505,847

Off-balance accounts	8,274	10,017,845	41,514	412,126	2,656	504,710	569	769,399	526,893	12,230,973

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset Cash and cash equivalents	3,176	3,765,460	15,834	163,131	1,236	230,188	94	125,513	826,870	5,111,162
Loans and other financial assets at amortized cost	28,771	34,108,109	164,976	1,679,982	23,733	4,420,551	2,329	3,126,363	5,749,685	49,084,690
Financial assets at FVTPL	468	556,296	14,618	150,596	—	—	327	438,662	71,369	1,216,923
Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

Total	35,850	42,501,266	195,428	1,993,709	29,367	5,469,966	2,812	3,774,318	7,527,694	61,266,953

Liability Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
Deposits due to customers	19,803	23,476,384	219,514	2,261,520	26,342	4,906,441	1,640	2,201,233	4,798,322	37,643,900
Borrowings	5,766	6,835,191	31,601	325,745	—	—	349	469,124	1,395,597	9,025,657
Debentures	3,566	4,228,055	—	—	—	—	—	—	341,621	4,569,676
Other financial liabilities	2,739	3,247,454	10,673	109,958	2,658	495,125	335	449,897	211,392	4,513,826

Total	32,148	38,111,504	278,172	2,866,021	29,000	5,401,566	2,563	3,441,608	6,950,455	56,771,154

Off-balance accounts	8,047	9,540,185	32,777	337,685	2,533	471,852	598	803,357	1,250,186	12,403,265

3)	Interest Rate Benchmark Reform Risk Management

The Group closely monitors the outputs and markets of various industrial working groups that manage the transition to new interest rate benchmark, which includes announcements by LIBOR regulators.

A fundamental shift in interest rate indicators (hereinafter referred to as “interest rate benchmark reform”) is taking place around the world, and some Interbank Offered Rates (“IBORs”) are being replaced by new risk-free rates. In particular, for the case of LIBOR, except for USD LIBOR for overnight rate, 1, 3, 6, and 12 month rates, all of the calculations were suspended as of December 31, 2021, and the aforementioned 5 USD LIBORs will also be suspended as of June 30, 2023.

The Group established a LIBOR-related response plan consisting of the business flow of risk management, accounting, tax, law, computerization and customer management. The purpose of the plan is to identify the impact and risks associated with interest rate benchmark reform within the business, and to prepare and implement an action plan to ensure a smooth transition to alternative interest rates. The Group aims to close the response plan in line with the supervisory authority’s response guidelines.

The details of Woori Bank’s financial instruments that have not completed the conversion to interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is presented at the carrying amount, while the derivative financial instrument and commitments/financial guarantee are presented at the nominal amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		USD(*1)
		Total Amount(*2)	Interest Rate Provision
Non-derivative financial assets	Financial assets at FVTOCI	662,146	662,146
	Financial assets at amortized cost	5,265,601	5,084,635

	Total	5,927,747	5,746,781

Non-derivative financial liabilities
	Financial liabilities at amortized cost	671,994	671,994

Derivatives	Interest rate(trading)	27,322,631	27,322,631
	Currency(trading)	35,934,992	35,674,892
	Interest rate(hedging)	2,875,650	2,875,650

	Total	66,133,273	65,873,173

Off-balance accounts	Commitment and Financial Guarantee	—	—

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.
(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	50,316	10,129	90,274	207,455	—	—	358,174
Deposits due to customers	223,992,747	31,308,997	29,575,641	30,778,651	8,937,644	1,600,121	326,193,801
Borrowings	10,585,743	4,438,824	2,709,273	2,570,309	6,213,716	451,392	26,969,257
Debentures	4,540,257	5,320,945	5,388,072	5,098,547	23,219,830	3,266,325	46,833,976
Lease liabilities	47,065	37,782	32,797	25,517	158,961	36,544	338,666
Other financial liabilities	24,223,898	91,499	13,164	18,943	864,861	1,957,303	27,169,668

Total	263,440,026	41,208,176	37,809,221	38,699,422	39,395,012	7,311,685	427,863,542

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	224,881,863	32,559,199	20,290,566	31,768,748	9,213,279	1,615,198	320,328,853
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,731	53,245	30,148	25,494	156,228	38,275	345,121
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	255,185,019	41,419,378	28,156,909	39,779,967	40,763,582	7,435,461	412,740,316

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	50,316	10,129	90,274	207,455	—	—	358,174
Deposits due to customers	230,230,459	33,423,983	28,487,091	25,982,144	7,553,291	99,119	325,776,087
Borrowings	10,585,743	4,438,824	2,709,273	2,570,309	6,213,716	451,392	26,969,257
Debentures	4,540,257	5,320,945	5,388,072	5,098,547	23,219,830	3,266,325	46,833,976
Lease liabilities	47,085	37,849	32,953	25,741	165,019	39,710	348,357
Other financial liabilities	24,223,898	91,499	13,164	18,943	864,861	1,957,303	27,169,668

Total	269,677,758	43,323,229	36,720,827	33,903,139	38,016,717	5,813,849	427,455,519

	December 31, 2021
	Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	230,823,884	33,705,990	20,107,790	27,331,774	7,871,688	89,643	319,930,769
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,716	53,260	30,216	25,653	162,092	41,814	354,751
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	261,127,025	42,566,184	27,974,201	35,343,152	39,427,855	5,913,445	412,351,862

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2022	Cash flow risk hedge	374	21	(20)	(40)	20,230	8,287	28,852
	Fair value risk hedge	1,763	(3,397)	7,043	1,006	72,455	—	78,870
	Trading purpose	6,406,019	—	—	—	—	—	6,406,019
December 31, 2021	Cash flow risk hedge	246	(206)	(502)	(717)	(2,744)	(4,053)	(7,976)
	Fair value risk hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading purpose	4,566,443	—	—	—	—	—	4,566,443

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Guarantees	13,366,889	12,987,809
Loan commitments	117,725,006	114,414,462
Other commitments	4,522,628	3,427,331

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits, financial services and other relevant services for customers of Woori Bank

Credit card	Credit card, cash services, card loans and other relevant services of Woori Card Co., Ltd.

Capital	Installments, loans including lease financing and other relevant services of Woori Financial Capital Co., Ltd.

Investment banking	Securities operation, sale of financial instruments, project financing and other related services for comprehensive financing of Woori Investment Bank Co., Ltd.

Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	The details of income(expense) by each segment are as follows (Unit: Korean Won in millions):

	For the period ended March 31, 2022
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	1,485,287	163,591	92,210	28,551	11,918	1,781,557	206,109	1,987,666
Non-interest income(expense)	407,176	43,348	18,693	21,574	1,370,383	1,861,174	(1,478,202)	382,972
Impairment losses due to credit loss	(69,899)	(28,250)	(21,168)	(8,865)	(1,153)	(129,335)	(36,733)	(166,068)
General and administrative expense	(831,007)	(62,184)	(22,774)	(14,576)	(116,254)	(1,046,795)	70,667	(976,128)

Net operating income(expense)	991,557	116,505	66,961	26,684	1,264,894	2,466,601	(1,238,159)	1,228,442

Share of gain of associates	3,398	—	(6)	54	2,603	6,049	(18,868)	(12,819)
Other non-operating expense	(47,623)	(646)	(5)	(244)	(924)	(49,442)	(1,104)	(50,546)

Non-operating income(expense)	(44,225)	(646)	(11)	(190)	1,679	(43,393)	(19,972)	(63,365)

Net income(expense) before tax	947,332	115,859	66,950	26,494	1,266,573	2,423,208	(1,258,131)	1,165,077
Tax expense	(227,920)	(30,323)	(17,823)	(6,505)	(8,862)	(291,433)	(1,172)	(292,605)

Net income(loss)	719,412	85,536	49,127	19,989	1,257,711	2,131,775	(1,259,303)	872,472

Total assets	432,118,831	14,733,388	11,205,461	5,575,560	27,732,091	491,365,331	(25,661,025)	465,704,306
Investment in associate	830,414	—	17,170	10,068	22,371,310	23,228,962	(21,915,584)	1,313,378
Other assets	431,288,417	14,733,388	11,188,291	5,565,492	5,360,781	468,136,369	(3,745,441)	464,390,928
Total liabilities	408,066,363	12,421,379	9,796,801	4,973,184	4,199,171	439,456,899	(3,053,904)	436,402,995

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the year ended December 31, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	1,198,862	141,138	68,398	24,824	5,582	1,438,804	180,862	1,619,666
Non-interest income(expense)	438,287	27,069	20,471	7,217	784,099	1,277,143	(909,697)	367,446
Impairment losses due to credit loss	(68,827)	(20,291)	(17,685)	412	(1,880)	(108,271)	(27,722)	(135,993)
General and administrative expense	(794,984)	(50,867)	(21,476)	(10,530)	(109,030)	(986,887)	69,280	(917,607)

Net operating income(expense)	773,338	97,049	49,708	21,923	678,771	1,620,789	(687,277)	933,512

Share of gain of associates	(6,038)	—	(31)	85	509	(5,475)	(116)	(5,591)
Other non-operating expense	16,127	(942)	(16,011)	9	(6)	(823)	14,664	13,841

Non-operating income(expense)	10,089	(942)	(16,042)	94	503	(6,298)	14,548	8,250

Net income(expense) before tax	783,427	96,107	33,666	22,017	679,274	1,614,491	(672,729)	941,762
Tax expense	(191,676)	(24,136)	1,318	(5,012)	(3,192)	(222,698)	(197)	(222,895)

Net income(loss)	591,751	71,971	34,984	17,005	676,082	1,391,793	(672,926)	718,867

Total assets(*4)	415,976,627	14,116,832	10,259,868	5,159,742	25,627,649	471,140,718	(23,956,847)	447,183,871
Investment in associate	858,706	—	12,403	8,846	22,165,895	23,045,850	(21,710,683)	1,335,167
Other assets	415,117,921	14,116,832	10,247,465	5,150,896	3,461,754	448,094,868	(2,246,164)	445,848,704
Total liabilities(*4)	391,315,108	11,858,065	9,073,104	4,559,856	3,284,269	420,090,402	(1,756,726)	418,333,676

(*1)	Banking includes gains and losses from separate Bank and local subsidiaries abroad.

(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

(*4)	Total assets and liabilities are amounts at the end of the previous year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Operating profit or loss from external customers for the three-month periods ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Domestic	1,100,591	852,480
Foreign	127,851	81,032

Total	1,228,442	933,512

(4)	Major non-current assets as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022 (*)	December 31, 2021 (*)
Domestic	5,169,619	5,201,838
Foreign	479,558	482,930

Total	5,649,177	5,684,768

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

6.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Cash	3,744,162	1,742,449
Foreign currencies	493,371	503,205
Demand deposits	8,470,845	5,161,529
Fixed deposits	350,040	158,635

Total	13,058,418	7,565,818

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Financial assets at fair value through profit or loss measured at fair value	15,523,222	13,497,234

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Deposits:
Gold banking asset	50,581	65,072
Securities:
Debt securities
Korean treasury and government agencies	1,369,979	995,713
Financial institutions	883,123	925,474
Corporates	483,536	751,636
Others	110,815	70,416
Equity securities	354,254	329,864
Capital contributions	1,529,055	1,287,723
Beneficiary certificates	3,720,593	3,504,547
	105,463	94,673

Sub-total	8,556,818	7,960,046

Loans	935,636	667,467
Derivatives assets	5,978,669	4,803,131
Other financial assets	1,518	1,518

Total	15,523,222	13,497,234

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of March 31, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Debt securities:
Korean treasury and government agencies	4,976,430	4,728,085
Financial institutions	22,568,773	22,909,615
Corporates	5,238,679	5,091,035
Bond denominated in foreign currencies	5,649,656	5,299,707
Securities loaned	991,846	98,535

Sub-total	39,425,384	38,126,977

Equity securities	968,036	992,812

Total	40,393,420	39,119,789

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	March 31, 2022	December 31, 2021	Remarks
Investment for strategic business partnership purpose	775,581	796,835
Debt-equity swap	192,449	195,971
Others	6	6	Insurance for mutual aid association, etc.

Total	968,036	992,812

(3)

Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI for the three-month period ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,147)	—	—	(12,147)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(719)	—	—	(719)
Disposal	205	—	—	205
Others (*)	(2,516)	—	—	(2,516)

Ending balance	(15,177)	—	—	(15,177)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,018)	—	—	(1,018)
Disposal	1,029	—	—	1,029
Others (*)	(82)	—	—	(82)

Ending balance	(9,702)	—	—	(9,702)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,747,888	—	—	6,747,888
Disposal/ Recovery	(5,245,480)	—	—	(5,245,480)
Loss on valuation	(310,189)	—	—	(310,189)
Amortization based on effective interest method	8,242	—	—	8,242
Others (*)	97,946	—	—	97,946

Ending balance	39,425,384	—	—	39,425,384

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	7,940,702	—	—	7,940,702
Disposal/ Recovery	(7,309,538)	—	—	(7,309,538)
Gain on valuation	(22,384)	—	—	(22,384)
Amortization based on effective interest method	(4,476)	—	—	(4,476)
Others (*)	146,164	—	—	146,164

Ending balance	29,698,609	—	—	29,698,609

(*)	Changes due to foreign currencies translation, etc.

(4) During the three-month periods ended March 31, 2022, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 67 million Won, and cumulative losses at disposal dates were 67 million Won. During the three-month periods ended March 31, 2021, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 8,675 million Won, and cumulative losses at disposal dates were 1,733 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Korean treasury and government agencies	9,654,621	8,882,500
Financial institutions	1,585,316	1,835,947
Corporates	5,846,703	5,818,646
Bond denominated in foreign currencies	1,206,369	554,416
Allowance for credit losses	(5,521)	(5,235)

Total	18,287,488	17,086,274

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	(283)	—	—	(283)
Others (*)	(3)	—	—	(3)

Ending balance	(5,521)	—	—	(5,521)

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	187	—	—	187
Others (*)	(1)	—	—	(1)

Ending balance	(4,380)	—	—	(4,380)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,544,559	—	—	2,544,559
Disposal/ Recovery	(1,380,347)	—	—	(1,380,347)
Amortization based on effective interest method	10,207	—	—	10,207
Others (*)	27,081	—	—	27,081

Ending balance	18,293,009	—	—	18,293,009

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	556,634	—	—	556,634
Disposal/ Recovery	(1,317,360)	—	—	(1,317,360)
Amortization based on effective interest method	713	—	—	713
Others (*)	14,185	—	—	14,185

Ending balance	16,279,577	—	—	16,279,577

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Due from banks	20,973,308	15,914,139
Loans	338,493,520	336,799,510
Other financial assets	10,652,480	9,219,223

Total	370,119,308	361,932,872

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	16,589,343	10,219,055
Due from depository banks	118,672	159,264
Due from non-depository institutions	16,216	14,146
Due from the Korea Exchange	40	54
Others	128,820	191,501
Loss allowance	(3,983)	(2,452)

Sub-total	16,849,108	10,581,568

Due from banks in foreign currencies:
Due from banks on demand	1,531,334	3,615,983
Due from banks on time	604,312	205,351
Others	1,992,253	1,514,819
Loss allowance	(3,699)	(3,582)

Sub-total	4,124,200	5,332,571

Total	20,973,308	15,914,139

(3)	Details of restricted due from banks as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,589,343	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co., Ltd.	40	Futures trading margin
Others	Korea Federation of Savings Banks and others	102,707	Guarantees, mortgage of domestic exchange transactions and others

	Sub-total	16,692,090

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,492,394	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	303	Reserve deposits and others
Others	Korea Investment & Securities and others	1,987,122	Overseas futures and options trade deposits and others

	Sub-total	3,479,819

	Total	20,171,909

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	10,219,055	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co., Ltd.	54	Futures trading margin
Others	Korea Federation of Savings Banks and others	75,897	Guarantees, mortgage of domestic exchange transactions and others

	Sub-total	10,295,006

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,549,695	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,509,471	Overseas futures and options trade deposits and others

	Sub-total	5,059,403

	Total	15,354,409

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks for the three-month period ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,884)	—	—	(1,885)
Others (*)	236	—	—	236
Ending balance	(7,682)	—	—	(7,682)

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(2,565)	—	—	(2,565)
Others (*)	(81)	—	—	(81)
Ending balance	(7,012)	—	—	(7,012)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	15,920,173	—	—	15,920,173
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	5,042,281	—	—	5,042,281
Others (*)	18,536	—	—	18,536

Ending balance	20,980,990	—	—	20,980,990

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	10,903,125	—	—	10,903,125
Others (*)	19,779	—	—	19,779

Ending balance	20,790,430	—	—	20,790,430

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Loans in local currency	276,919,142	273,283,542
Loans in foreign currencies	26,070,510	24,508,250
Domestic banker’s usance	3,586,262	3,403,021
Credit card accounts	9,701,875	9,757,115
Bills bought in foreign currencies	5,904,042	5,310,080
Bills bought in local currency	219,537	265,275
Factoring receivables	29,765	17,406
Advances for customers on guarantees	21,648	26,766
Private placement bonds	541,624	519,150
Securitized loans	2,890,407	2,874,480
Call loans	2,906,565	3,481,219
Bonds purchased under resale agreements	6,305,302	10,332,858
Financial lease receivables	1,303,974	1,173,751
Installment financial bond	3,184,361	2,882,396
Others	160	159
Loan origination costs and fees	874,189	858,051
Discounted present value	(7,257)	(7,299)
Allowance for credit losses	(1,958,586)	(1,886,710)

Total	338,493,520	336,799,510

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(6)	Changes in the allowance for credit losses of loans for the three-month period ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(22,896)	15,332	7,564	(19,239)	15,692	3,547	—
Transfer to lifetime expected credit losses	9,577	(11,905)	2,328	6,219	(8,650)	2,431	—
Transfer to credit-impaired financial assets	2,056	17,185	(19,241)	934	11,212	(12,146)	—
Net reversal(provision) of allowance for credit losses	7,454	(28,329)	(24,265)	7,069	(82,050)	3,598	—
Recovery	—	—	(18,087)	—	—	(22,993)	—
Charge-off	—	—	32,053	—	—	41,799	—
Disposal	—	—	76	—	—	13,018	—
Interest income from impaired loans	—	—	3,114	—	—	2,395	—
Others	(447)	133	2,598	(8,649)	2,129	5,572	—

Ending balance	(140,776)	(105,188)	(220,477)	(376,432)	(638,407)	(214,012)	—

	For the three-month period ended March 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(19,587)	19,569	18	(61,722)	50,593	11,129	—
Transfer to lifetime expected credit losses	7,225	(7,471)	246	23,021	(28,026)	5,005	—
Transfer to credit-impaired financial assets	599	17,069	(17,668)	3,589	45,466	(49,055)	—
Net reversal(provision) of allowance for credit losses	10,830	(31,823)	(21,994)	25,353	(142,202)	(42,661)	—
Recovery	—	—	(14,473)	—	—	(55,553)	—
Charge-off	—	—	41,455	—	—	115,307	—
Disposal	—	—	7,896	—	—	20,990	—
Interest income from impaired loans	—	—	—	—	—	5,509	—
Others	45	—	—	(9,051)	2,262	8,170	—

Ending balance	(69,702)	(118,145)	(75,447)	(586,910)	(861,740)	(509,936)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month period ended March 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(12,878)	12,405	473	(20,632)	20,531	101
Transfer to lifetime expected credit losses	16,566	(17,852)	1,286	7,217	(8,543)	1,326
Transfer to credit-impaired financial assets	3,189	18,390	(21,579)	1,287	15,498	(16,785)
Net reversal(provision) of allowance for credit losses	(12,435)	(15,786)	(19,748)	12,260	(40,624)	(19,543)
Recovery	—	—	(17,993)	—	—	(16,073)
Charge-off	—	—	41,837	—	—	44,920
Disposal	—	—	4,355	—	—	7,470
Interest income from impaired loans	—	—	3,566	—	—	3,498
Others	(298)	90	1,669	108	(973)	(5,795)

Ending balance	(127,383)	(87,216)	(211,827)	(327,220)	(536,018)	(389,625)

	For the three-month period ended March 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(16,999)	16,861	138	(50,509)	49,797	712
Transfer to lifetime expected credit losses	7,374	(7,633)	259	31,157	(34,028)	2,871
Transfer to credit-impaired financial assets	595	14,388	(14,983)	5,071	48,276	(53,347)
Net reversal(provision) of allowance for credit losses	7,316	(25,766)	(19,974)	7,141	(82,176)	(59,265)
Recovery	—	—	(16,361)	—	—	(50,427)
Charge-off	—	—	52,038	—	—	138,795
Disposal	—	—	—	—	—	11,825
Interest income from impaired loans	—	—	—	—	—	7,064
Others	(2)	—	—	(192)	(883)	(4,126)

Ending balance	(64,428)	(92,631)	(104,420)	(519,031)	(715,865)	(705,872)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	2,922,878	(2,908,817)	(14,061)	871,965	(864,982)	(6,983)	—
Transfer to lifetime expected credit losses	(3,799,921)	3,815,133	(15,212)	(1,394,198)	1,401,149	(6,951)	—
Transfer to credit-impaired financial assets	(33,726)	(80,929)	114,655	(39,692)	(81,263)	120,955	—
Charge-off	—	—	(32,053)	—	—	(41,799)	—
Disposal	—	—	(3,356)	—	—	(39,918)	—
Net increase(decrease)	169,969	(445,143)	(26,238)	2,485,697	(190,919)	(121,676)	66,343

Ending balance	134,398,885	13,881,027	523,704	172,719,027	8,722,264	445,360	66,343

	For the three-month period ended March 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	338,060	(338,029)	(31)	4,132,903	(4,111,828)	(21,075)	—
Transfer to lifetime expected credit losses	(331,972)	332,320	(348)	(5,526,091)	5,548,602	(22,511)	—
Transfer to credit-impaired financial assets	(9,745)	(48,486)	58,231	(83,163)	(210,678)	293,841	—
Charge-off	—	—	(41,455)	—	—	(115,307)	—
Disposal	—	—	(17,082)	—	—	(60,356)	—
Net increase(decrease)	39,780	(40,595)	4,331	2,695,446	(676,657)	(143,583)	66,343

Ending balance	8,275,426	1,300,349	119,722	315,393,338	23,903,640	1,088,785	66,343

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month period ended March 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	2,872,732	(2,867,562)	(5,170)	755,089	(754,608)	(481)
Transfer to lifetime expected credit losses	(4,120,438)	4,139,532	(19,094)	(1,255,079)	1,258,930	(3,851)
Transfer to credit-impaired financial assets	(27,097)	(79,943)	107,040	(38,465)	(95,028)	133,493
Charge-off	—	—	(41,837)	—	—	(44,920)
Disposal	—	—	(14,500)	—	—	(41,523)
Net increase(decrease)	3,763,717	(609,902)	(23,295)	(1,966,948)	(273,327)	(83,400)

Ending balance	128,478,952	12,598,836	540,250	147,069,529	7,464,708	677,227

	For the three-month period ended March 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	246,052	(245,887)	(165)	3,873,873	(3,868,057)	(5,816)
Transfer to lifetime expected credit losses	(419,090)	419,451	(361)	(5,794,607)	5,817,913	(23,306)
Transfer to credit-impaired financial assets	(9,781)	(42,185)	51,966	(75,343)	(217,156)	292,499
Charge-off	—	—	(52,038)	—	—	(138,795)
Disposal	—	—	—	—	—	(56,023)
Net increase(decrease)	485,267	(63,478)	(918)	2,282,036	(946,707)	(107,613)

Ending balance	7,581,423	1,146,121	178,558	283,129,904	21,209,665	1,396,035

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Cash Management Account asset (CMA asset)	80,000	140,000
Receivables	7,918,685	6,852,139
Accrued income	1,211,336	1,049,857
Telex and telephone subscription rights and refundable deposits	854,606	870,707
Domestic exchange settlement debit	371,915	82,555
Other assets	285,439	290,746
Allowance for credit losses	(69,501)	(66,781)

Total	10,652,480	9,219,223

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(136)	126	10	—
Transfer to lifetime expected credit losses	156	(177)	21	—
Transfer to credit-impaired financial assets	112	937	(1,049)	—
Reversal(Provision) of allowance for credit losses	(33)	(3,381)	271	(3,143)
Charge-off	—	—	405	405
Disposal	—	—	194	194
Others	313	(1)	(488)	(176)

Ending balance	(3,263)	(8,076)	(58,162)	(69,501)

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(128)	122	6	—
Transfer to lifetime expected credit losses	201	(213)	12	—
Transfer to credit-impaired financial assets	167	774	(941)	—
Provision of allowance for credit losses	355	(871)	172	(344)
Charge-off	—	—	477	477
Disposal	—	—	229	229
Others	(1,596)	(1)	1,487	(110)

Ending balance	(4,667)	(5,639)	(72,737)	(83,043)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	6,212	(6,202)	(10)	—
Transfer to lifetime expected credit losses	(36,288)	36,315	(27)	—
Transfer to credit-impaired financial assets	(1,460)	(3,502)	4,962	—
Charge-off	—	—	(405)	(405)
Disposal	—	—	(227)	(227)
Net increase	1,487,173	(28,083)	(22,481)	1,436,609

Ending balance	10,460,176	105,125	156,680	10,721,981

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	5,480	(5,471)	(9)	—
Transfer to lifetime expected credit losses	(10,549)	10,564	(15)	—
Transfer to credit-impaired financial assets	(4,366)	(2,195)	6,561	—
Charge-off	—	—	(477)	(477)
Disposal	—	—	(313)	(313)
Net increase	5,824,630	(41,005)	(52,608)	5,731,017

Ending balance	13,082,621	38,311	141,326	13,262,258

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	50,581	—	—	50,581
Debt securities	1,174,269	1,671,978	1,206	2,847,453
Equity securities	27,205	—	327,049	354,254
Capital contributions	—	—	1,529,055	1,529,055
Beneficiary certificates	207,739	2,273,373	1,239,481	3,720,593
Loans	—	753,245	182,391	935,636
Derivative assets (Designated for trading)	32,803	5,884,302	61,564	5,978,669
Others	—	—	106,981	106,981

Sub-total	1,492,597	10,582,898	3,447,727	15,523,222

Financial assets at FVTOCI
Debt securities	6,848,000	32,577,384	—	39,425,384
Equity securities	425,218	—	542,818	968,036

Sub-total	7,273,218	32,577,384	542,818	40,393,420

Derivative assets (Designated for hedging)	—	62,765	—	62,765

Total	8,765,815	43,223,047	3,990,545	55,979,407

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	50,316	—	—	50,316
Derivative liabilities (Designated for trading)	12,028	6,391,243	3,574	6,406,845
Securities sold	307,859	9,895	—	317,754

Sub-total	370,203	6,401,138	3,574	6,774,915

Derivative liabilities (Designated for hedging)	—	74,634	—	74,634

Total	370,203	6,475,772	3,574	6,849,549

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	65,072	—	—	65,072
Debt securities	817,584	1,923,538	2,117	2,743,239
Equity securities	25,879	—	303,985	329,864
Capital contributions	—	—	1,287,723	1,287,723
Beneficiary certificates	74,271	2,326,202	1,104,074	3,504,547
Loans	—	453,832	213,635	667,467
Derivative assets (Designated for trading)	10,911	4,762,872	29,348	4,803,131
Others	—	—	96,191	96,191

Sub-total	993,717	9,466,444	3,037,073	13,497,234

Financial assets at FVTOCI
Debt securities	5,578,455	32,548,522	—	38,126,977
Equity securities	411,357	—	581,455	992,812

Sub-total	5,989,812	32,548,522	`581,455	39,119,789

Derivative assets (Designated for hedging)	—	106,764	—	106,764

Total	6,983,529	42,121,730	3,618,528	52,723,787

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Derivative liabilities (Designated for trading)	10,259	4,552,368	4,641	4,567,268
Securities sold	211,408	29,766	—	241,174

Sub-total	286,683	4,582,134	4,641	4,873,458

Derivative liabilities (Designated for hedging)	—	27,584	—	27,584

Total	286,683	4,609,718	4,641	4,901,042

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in March 31, 2022 and December 31, 2021 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread
Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at net asset value method.	Values of underlying assets such as bond
Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in March 31, 2022 and December 31, 2021 are as follows:

	Valuation methods	Input variables
Loans and bond with option	Fair value is calculated by using the Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC. The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Values of underlying assets, volatility, credit spread, discount rate and terminal growth rate
Debt securities	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers. Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-white.	Risk-free market rate, credit spread, discount rate originated credit grade, volatility of stock price, volatility of interest rate
Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Hull-white and Binomial Tree, Imputed Market Value Model more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, discount rate originated credit grade, stock prices, volatility of underlying asset, volatility of interest rate
Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.
Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices, Volatility of underlying asset	28.78%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	24.60%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	20.12%~60.50%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.14~0.76	Variation of fair value increases as correlation coefficient increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	20.12%~60.50%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.14~0.76	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Income approach		Discount rate	5.27%~36.73%	Fair value increases as discount rate decreases.
			Terminal growth rate and others	0.00%~1.00%	Fair value increases as terminal growth rate increases.
	DCF model and others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Variation of liquidation value increases as volatility of underlying assets increases
RCPS	LSMC		Stock prices, Volatility of underlying asset	19.36%~33.48%	Variation of fair value increases as volatility of underlying asset increases.
	Income approach		Discount rate	20.59%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as growth rate increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group, and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	89	—	—	—	(1,000)	1,206
Equity securities	303,985	395	—	31,868	(9,199)	—	327,049
Capital contributions	1,287,723	71,682	—	219,163	(49,513)	—	1,529,055
Beneficiary certificates	1,104,074	17,094	—	163,442	(45,129)	—	1,239,481
Loans	213,635	3,777	—	112,411	(147,432)	—	182,391
Derivative assets	29,348	32,208	—	493	(485)	—	61,564
Others	96,191	4,096	—	6,857	(1,163)	1,000	106,981

Sub-total	3,037,073	129,341	—	534,234	(252,921)	—	3,447,727

Financial assets at FVTOCI
Equity securities	581,455	—	(12,511)	141	(26,267)	—	542,818

Total	3,618,528	129,341	(12,511)	534,375	(279,188)	—	3,990,545

Financial liabilities:
Derivative liabilities	4,641	2,402	—	(641)	(2,828)	—	3,574

Total	4,641	2,402	—	(641)	(2,828)	—	3,574

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 103,979 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month period ended March 31, 2021
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(460)	—	—	—	—	4,158
Equity securities	450,371	13,895	—	3,240	(23,852)	—	443,654
Capital contributions	865,685	6,383	—	96,735	(102,571)	—	866,232
Beneficiary certificates	1,917,811	9,590	—	37,243	(26,232)	—	1,938,412
Loans	209,062	3,698	—	134,553	(60,102)	—	287,211
Derivative assets	7,872	234	—	508	(3,049)	—	5,565
Others	84,979	5,560	—	1,000	(1,508)	—	90,031

Sub-total	3,540,398	38,900	—	273,279	(217,314)	—	3,635,263

Financial assets at FVTOCI
Equity securities	570,715	—	(7,120)	121	—	—	563,716

Total	4,111,113	38,900	(7,120)	273,400	(217,314)	—	4,198,979

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	12,749	—	(2,525)	(9,997)	—	20,363
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(962)	—	—	(14,713)	—	3,955

Total	39,766	11,787	—	(2,525)	(24,710)	—	24,318

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 23,545 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,994,120 million Won and 3,623,168 million Won as of March 31, 2022 and December 31, 2021 respectively, equity instruments of 2,827,719 million Won and 3,030,775 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	March 31, 2022
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,114	(1,694)	—	—
Loans (*2)	387	(382)	—	—
Debt securities	15	(15)	—	—
Equity securities (*2) (*3) (*4)	6,131	(5,124)	—	—
Beneficiary certificates (*4)	1,492	(1,357)	—	—
Others (*2)	1,682	(1,648)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	34,332	(26,472)

Total	11,821	(10,220)	34,332	(26,472)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	161	(154)	—	—

Total	161	(154)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,668	(1,191)	—	—
Loans (*2)	682	(671)	—	—
Debt securities	13	(12)	—	—
Equity securities (*2) (*3) (*4)	6,348	(5,331)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	30,391	(23,865)

Total	10,937	(9,252)	30,391	(23,865)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

Total	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,216,420	15,667,862	—	17,884,282	18,287,488
Loans and other financial assets at amortized cost	—	7,739,045	358,510,179	366,249,224	370,119,308
Financial liabilities:
Deposits due to customers	—	323,373,949	—	323,373,949	323,491,921
Borrowings	—	25,183,882	1,290,357	26,474,239	26,668,312
Debentures	—	44,585,011	—	44,585,011	45,208,829
Other financial liabilities	—	30,425,202	927,628	31,352,830	31,677,845

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	3	359,918,500	359,918,503	361,932,872
Financial liabilities:
Deposits due to customers	—	318,070,829	—	318,070,829	317,899,871
Borrowings	—	23,393,520	1,270,305	24,663,825	24,755,459
Debentures	—	44,500,963	—	44,500,963	44,653,864
Other financial liabilities	—	23,154,733	379,534	23,534,267	23,827,821

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	50,581	—	20,973,308	—	21,023,889
Securities	8,556,818	40,393,420	18,287,488	—	67,237,726
Loans	935,636	—	338,493,520	—	339,429,156
Derivative assets	5,978,669	—	—	62,765	6,041,434
Other financial assets	1,518	—	10,652,480	—	10,653,998

Total	15,523,222	40,393,420	388,406,796	62,765	444,386,203

	March 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	50,316	323,491,921	—	323,542,237
Borrowings	317,753	26,668,312	—	26,986,065
Debentures	—	45,208,829	—	45,208,829
Derivative liabilities	6,406,846	—	74,634	6,481,480
Other financial liabilities	—	31,677,845	—	31,677,845

Total	6,774,915	427,046,907	74,634	433,896,456

	December 31, 2021
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	65,072	—	15,914,139	—	15,979,211
Securities	7,960,046	39,119,789	17,086,274	—	64,166,109
Loans	667,467	—	336,799,510	—	337,466,977
Derivative assets	4,803,131	—	—	106,764	4,909,895
Other financial assets	1,518	—	9,219,223	—	9,220,741

Total	13,497,234	39,119,789	379,019,146	106,764	431,742,933

	December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	65,016	317,899,871	—	317,964,887
Borrowings	241,174	24,755,459	—	24,996,633
Debentures	—	44,653,864	—	44,653,864
Derivative liabilities	4,567,268	—	27,584	4,594,852
Other financial liabilities	—	23,827,821	—	23,827,821

Total	4,873,458	411,137,015	27,584	416,038,057

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the three-month periods ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Interest income(expense)	Fees and commissions income	Provision of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	16,673	236	—	115,386	32,447	164,742
Financial assets at FVTOCI	141,591	408	(719)	271	14,576	156,127
Securities at amortized cost	88,964	—	(283)	—	—	88,681
Loans and other financial assets at amortized cost	2,693,530	133,378	(164,537)	48,068	—	2,710,439
Financial liabilities at amortized cost	(951,322)	558	—	—	—	(950,764)
Net derivatives (designated for hedging)	—	—	—	11,117	—	11,117

Total	1,989,436	134,580	(165,539)	174,842	47,023	2,180,342

	For the three-month period ended March 31, 2021
	Interest income(expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	11,375	—	—	82,083	53,318	146,776
Financial assets at FVTOCI	91,786	403	(1,018)	37,011	13,272	141,454
Securities at amortized cost	82,243	—	187	—	—	82,430
Loans and other financial assets at amortized cost	2,141,782	112,710	(137,209)	34,676	—	2,151,959
Financial liabilities at amortized cost	(705,558)	—	—	—	—	(705,558)
Net derivatives (designated for hedging)	—	—	—	34,263	—	34,263

Total	1,621,628	113,113	(138,040)	188,033	66,590	1,851,324

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2022	December 31, 2021	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2022.2.28(*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2022.3.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2022.2.28(*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2022.3.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2022.3.31
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	2022.2.28(*5)
Woori Bank-Company K Korea Movie Asset Fund(*9)	Other financial services	25.0	25.0	Korea	2021.12.16(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2022.3.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2022.3.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2022.3.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2021.12.31(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	100.0	Korea	2022.3.31
Genesis Environmental Energy Company 1st Private Equity Fund(*8)	Trust and collective investment	—	24.8	Korea	2022.3.31
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2022.3.31
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2022.3.31
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2022.3.31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2022.3.31
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	Collective investment business	20.0	20.0	Korea	2022.3.31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2022	December 31, 2021	Location	Financial statements as of
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	20.6	14.5	Korea	2022.3.31
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	9.1	—	Korea	2022.3.31
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1(*10)	Collective investment business	23.3	—	Korea	2022.3.31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2022.3.31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2022.3.31
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2022.3.31
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2022.3.31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2022.3.31
DS Power Semicon Private Equity Fund	Other financial services	21.0	—	Korea	2022.3.31
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2022.3.31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.1	0.3	Korea	2022.3.31
Woori Asset Management Co., Ltd.
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	24.4	—	Korea	2022.3.31
Woori Together TDF 2025	Collective investment business	27.7	—	Korea	2022.3.31
Woori Together TDF 2030	Collective investment business	26.1	—	Korea	2022.3.31
Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2022.3.31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2022.3.31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	—	Korea	2022.3.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2022.1.31(*5)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	63.9	63.9	Japan	2021.12.31(*5)
Woori Zip 2	Other financial services	63.8	63.8	Japan	2021.12.31(*5)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2022	December 31, 2021	Location	Financial statements as of
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.7	29.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	24.5	Korea	2021.12.31 (*5)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2021.12.31 (*5)
Jinmyung Plus Co., Ltd	Manufacturing	21.3	21.3	Korea	2021.12.31 (*5)
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Collective investment business	24.4	24.4	Korea	2022.3.31
Dream Company Growth no.1 PEF	Collective investment business	27.8	27.8	Korea	2022.3.31
HMS-Oriens 1st Fund	Trust and collective investment	22.8	22.8	Korea	2022.3.31
Woori G Senior Loan Private Placement Investment Trust No.1	Investment trust and discretionary investment business	21.7	21.7	Korea	2022.3.31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2022.3.31
Paratus Woori Materials, Parts, Equipments Private Equity Fund	Other financial services	29.9	29.9	Korea	2022.3.31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2022.3.31
Orchestra Private Equity Fund IV	Other financial services	28.2	—	Korea	2022.3.31
Synaptic Green No.1 PEF	Other financial services	21.1	—	Korea	2022.3.31
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2022.3.31
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1(*10)	Collective investment business	—	27.5	Korea	2022.3.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2022	December 31, 2021	Location	Financial statements as of
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	35.5	38.1	Korea	2022.3.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2022.3.31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2022 and December 31, 2021.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of March 31, 2022 and December 31, 2021.
(*4)

WooriG Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 17 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	It was excluded due to liquidation.
(*9)	It was dissoluted and will be liquidated.
(*10)	Woori Asset Management Corp. has redeemed the fund but it is still participating as General Partner.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Acquisition cost	January 1, 2021	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2022
W Service Networks Co., Ltd.	108	183	(46)	—	—	—	—	137
Korea Credit Bureau Co., Ltd.	3,313	9,423	(4,745)	—	—	—	—	4,678
Korea Finance Security Co., Ltd.	3,267	3,101	(171)	—	—	—	—	2,930
Woori Growth Partnerships New Technology Private Equity Fund	14,991	12,448	(47)	—	—	—	—	12,401
2016KIF-IMM Woori Bank Technology Venture Fund	8,056	12,630	(416)	—	(340)	(616)	—	11,258
K BANK Co., Ltd.	236,232	239,493	2,218	—	—	—	(936)	240,775
Woori Bank-Company K Korea Movie Asset Fund	—	345	—	—	—	—	—	345
Partner One Value Up I Private Equity Fund	5,039	6,576	(1,329)	—	—	—	—	5,247
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	11,153	101	—	—	—	—	11,254
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,254	—	—	—	—	—	4,254
LOTTE CARD Co.,Ltd.	346,810	458,295	6,653	—	—	(12,960)	1,764	453,752
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	27	—	—	—	—	10,097
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	15,000	12,388	(88)	2,250	—	—	—	14,550
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,196	110	—	—	(72)	(160)	3,074
Woori Seoul Beltway Private Special Asset Fund	8,198	7,551	44	687	—	(40)	—	8,242
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	10,023	64	—	—	—	—	10,087
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	170,000	151,822	477	20,000	—	(1,972)	—	170,327
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	74	10,000	—	(48)	—	10,026
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(20)	—	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(5)	—	—	—	—	968
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	993	(5)	—	—	—	—	988
Darwin Green Packaging Private Equity Fund	4,000	3,957	(18)	—	—	—	—	3,939
DS Power Semicon Private Equity Fund	3,000	—	(27)	3,000	—	—	—	2,973
Woori FirstValue Private Real Estate Fund No.2	9,000	763	—	—	—	—	—	763

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Acquisition cost	January 1, 2021	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2022
Woori High plus G.B. Securities Feeder Fund1(G.B.)	100	100	—	—	—	—	—	100
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(49)	—	—	—	1,235	1,186
Woori Together TDF 2025	2,000	—	3	—	—	—	2,193	2,196
Woori Together TDF 2030	2,000	—	17	—	—	—	2,247	2,264
Woori Hanhwa Eureka Private Equity Fund	86	327	(32)	—	(102)	—	—	193
Aarden Woori Apparel 1st Private Equity Fund	100	99	—	—	—	—	—	99
Woori Dyno 1st Private Equity Fund	2,000	—	(3)	2,000	—	—	—	1,997
Godo Kaisha Oceanos 1	10,800	9,905	15	—	—	(128)	(46)	9,746
Woori Zip 1	10,143	10,496	12	—	—	—	(382)	10,126
Woori Zip 2	14,254	14,732	(15)	—	—	—	(536)	14,181
Force TEC Co., Ltd. (*)	—	—	(16)	—	—	—	16	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd	—	—	25	—	—	—	—	25
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,706	7,914	(12)	—	—	—	—	7,902
HMS-Oriens 1st Fund	12,000	12,007	624	—	—	—	—	12,631
Woori G Senior Loan No.1	81,792	88,029	966	14,073	(19,888)	(857)	—	82,323
Genesis Eco No.1 Private Equity Fund	11,805	11,120	42	—	—	—	—	11,162
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,700	17,493	(58)	—	—	—	—	17,435
Midas No. 8 Private Equity Joint Venture Company	19,000	18,968	(65)	—	—	—	—	18,903
Orchestra Private Equity Fund IV	10,000	—	(186)	10,000	—	—	—	9,814
Synaptic Green No.1 PEF	8,000	—	(3)	8,000	—	—	—	7,997
PCC-Woori LP Secondary Fund	10,100	12,350	144	—	—	—	—	12,494
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	50,000	73,787	(3,091)	—	(21,606)	(190)	—	48,900
Woori-Q Corporate Restructuring Private Equity Fund	26,528	46,155	3,599	—	(21,161)	—	—	28,593
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	(125)	—	—	—	—	28,588

	1,221,418	1,335,167	(13,129)	70,010	(66,835)	(17,230)	5,395	1,313,378

(*)

As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 60 million Won for Force TEC Co., Ltd. and 2 million Won for KUM HWA Co., Ltd. and cumulated amount is 857 million Won for Force TEC Co., Ltd. and 4 million Won for KUM HWA Co., Ltd..

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month period ended March 31, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2021
W Service Networks Co., Ltd.	108	191	(41)	—	—	—	—	150
Korea Credit Bureau Co., Ltd.	3,313	8,125	(294)	—	—	(90)	—	7,741
Korea Finance Security Co., Ltd.	3,267	3,066	(26)	—	—	—	—	3,040
Woori Growth Partnerships New Technology Private Equity Fund	16,371	15,032	(164)	—	(567)	—	(7)	14,294
2016KIF-IMM Woori Bank Technology Venture Fund	11,060	13,238	(48)	—	(833)	—	—	12,357
K BANK Co., Ltd.	236,232	174,097	(8,268)	—	—	—	210	166,039
Smart Private Equity Fund No.2	2,915	1,481	(805)	—	—	—	—	676
Woori Bank-Company K Korea Movie Asset Fund	600	2,788	59	—	(1,500)	—	—	1,347
Partner One Value Up I Private Equity Fund	10,000	9,816	(22)	—	—	—	(16)	9,778
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	9,756	—	—	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,129	4,129	—	—	—	—	—	4,129
LOTTE CARD Co.,Ltd	346,810	422,832	3,101	—	—	(10,374)	1,414	416,973
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	9	—	—	—	—	10,032
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	(15)	—	—	—	—	3,964
Union Technology Finance Investment Association	7,500	4,485	(88)	3,000	—	—	—	7,397
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,234	39	—	—	(63)	(80)	3,130
Woori G Clean Energy No.1	2,477	1,024	59	1,463	—	—	—	2,546
Woori Goseong Power EBL Private Special Asset Fund	14,915	15,118	122	—	—	(125)	—	15,115
Woori Seoul Beltway Private Special Asset Fund	6,273	5,613	25	682	—	(22)	—	6,298
Woori Corporate Private Securities Fund 1(Bond)	10,000	—	(22)	10,000	—	—	—	9,978
Woori G Star Private Placement Investment Trust No.33 [FI]	20,000	—	94	20,000	—	—	—	20,094
AJU TAERIM 1st Fund	1,100	283	(5)	—	—	—	—	278
Portone-Cape Fund No.1	340	960	(21)	—	(660)	—	—	279
KIWOOM PE AJU Investment Fund	1,000	994	(5)	—	—	—	—	989
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(636)	—	—	—	—	1,494
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	6,076	(9)	—	—	—	—	6,067
Woori Star50 Master Fund ClassC-F	200	184	(13)	—	—	—	—	171
Uri Hanhwa Eureka Private Equity Fund	350	403	(1)	—	—	—	—	402
Godo Kaisha Oceanos 1	10,800	10,193	(27)	—	—	(271)	(25)	9,870
Force TEC Co., Ltd.	—	393	(169)	—	—	—	154	378
KUM HWA Co., Ltd.	—	—	—	—	—	—	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	For the three-month period ended March 31, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2021
JC Assurance No.2 Private Equity Fund	29,050	29,050	(217)	—	—	—	—	28,833
Dream Company Growth no.1 PEF	8,000	7,705	248	—	—	—	—	7,953
HMS-Oriens 1st Fund	12,000	12,000	7	—	—	—	—	12,007
Woori G Senior Loan No.1	64,950	52,045	614	12,991	—	(455)	—	65,195
Genesis Eco No.1 Private Equity Fund	8,400	—	(622)	8,400	—	—	—	7,778
PCC-Woori LP Secondary Fund	7,575	8,128	116	—	—	—	—	8,244
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	110,221	93,474	357	20,000	—	(2,504)	—	111,327
Woori-Q Corporate Restructuring Private Equity Fund	23,146	22,904	1,236	—	—	—	—	24,140
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	38,342	(159)	—	—	—	(97)	38,086

	1,047,367	993,291	(5,591)	76,536	(3,560)	(13,904)	1,553	1,048,325

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	5,433	2,660	3,138	(310)	—	(310)
Korea Credit Bureau Co., Ltd.	127,818	83,117	33,699	3,409	—	3,409
Korea Finance Security Co., Ltd.	30,075	10,542	9,436	(150)	—	(150)
Woori Growth Partnerships New Technology Private Equity Fund	53,938	201	—	(205)	—	(205)
2016KIF-IMM Woori Bank Technology Venture Fund	56,415	127	2	(1,832)	—	(1,832)
K BANK Co., Ltd.	13,860,912	12,119,718	67,656	14,443	(11,305)	3,138
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	22,570	7	—	(5,663)	—	(5,663)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	57,029	761	709	502	—	502
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,704	98	—	(93)	—	(93)
LOTTE CARD Co.,Ltd (*)	16,964,859	14,400,719	2,009,633	219,766	34,431	254,197
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,099	1	69	64	—	64
Union Technology Finance Investment Association	49,275	290	6	(296)	—	(296)
Dicustody Co., Ltd.	98	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund 2	15,490	13	350	336	(585)	(249)
Woori Seoul Beltway Private Special Asset Fund No.1	32,970	1	41	39	—	39
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	93,063	42,629	512	320	—	320
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	930,473	102,316	3,777	3,330	—	3,330
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	110,242	9	332	302	—	302
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,347	—	—	(100)	—	(100)
KIWOOM WOORI Financial 1st Investment Fund	10,708	54	—	(54)	—	(54)
DeepDive WOORI 2021-1 Financial Investment Fund	8,300	—	—	(40)	—	(40)
Darwin Green Packaging Private Equity Fund	19,315	13	—	(86)	—	(86)
DS Power Semicon Private Equity Fund	14,211	40	—	(128)	—	(128)
Woori FirstValue Private Real Estate Fund No.2	69,670	63,309	—	(2)	—	(2)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	60,344	29	228	140	—	140
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	5,018	163	146	(152)	—	(152)
Woori Together TDF 2025	8,467	526	159	(295)	—	(295)
Woori Together TDF 2030	8,800	149	169	(287)	—	(287)
Woori Hanhwa Eureka Private Equity Fund	24,023	22	4	(19)	—	(19)
Aarden Woori Apparel 1st Private Equity Fund	20,987	91	1	(89)	—	(89)
Woori Dyno 1st Private Equity Fund	10,200	15	—	(15)	—	(15)
Godo Kaisha Oceanos 1	65,694	45,307	775	30	—	30
Woori Zip 1	50,382	34,554	575	19	—	19
Woori Zip 2	71,262	49,020	778	(23)	—	(23)
Force TEC Co., Ltd.	12,979	24,339	29,767	(9,009)	(8,480)	(17,489)
KUM HWA Co., Ltd.	10	157	58	(1)	—	(1)
Jinmyung Plus Co.,Ltd.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	122,123	—	—	(299)	—	(299)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	March 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Dream Company Growth no.1 PEF	28,489	43	—	(43)	—	(43)
HMS-Oriens 1st Fund	55,370	3	689	556	—	556
Woori G Senior Loan Private Placement Investment Trust No.1	380,276	24	4,739	4,462	—	4,462
Genesis Eco No.1 Private Equity Fund	38,511	2	47	(109)	—	(109)
Paratus Woori Materials, Parts, Equipments Private Equity Fund	58,510	196	4	(192)	—	(192)
Midas No. 8 Private Equity Joint Venture Company	66,597	236	9	(226)	—	(226)
Orchestra Private Equity Fund IV	35,000	160	1	(288)	—	(288)
Synaptic Green No.1 PEF	37,987	—	—	(13)	—	(13)
PCC-Woori LP Secondary Fund	32,167	3	59	(107)	—	(107)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	209,438	—	1,132	(650)	—	(650)
Woori-Q Corporate Restructuring Private Equity Fund	80,996	500	3,019	1,641	—	1,641
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,774	310	3	(307)	—	(307)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
LOTTE CARD Co.,Ltd (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company 1st Private Equity Fund	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund 2	16,104	14	911	1,196	(373)	823
Woori Seoul Beltway Private Special Asset Fund No.1	30,206	1	536	500	—	500
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	101,644	51,530	5	2	—	2
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,209,228	158,524	89	79	—	79
WOORI TAERIM 1st Fund	4,047	172	—	2,770	—	2,770
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,818	111	1	(221)	—	(221)
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	—	—	(60)	—	(60)
Darwin Green Packaging Private Equity Fund	19,387	—	—	(213)	—	(213)
Woori FirstValue Private Real Estate Fund No.2	69,672	63,309	—	(5,303)	—	(5,303)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,796	1	(34)	(35)	—	(35)
Woori Hanhwa Eureka Private Equity Fund	40,817	133	20,193	19,821	—	19,821
Aarden Woori Apparel 1st Private Equity Fund	21,075	89	—	(214)	—	(214)
Godo Kaisha Oceanos 1	66,087	45,367	3,141	267	—	267
Woori Zip 1	52,259	35,833	1,106	(26)	—	(26)
Woori Zip 2	74,033	50,951	1,536	(50)	—	(50)
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
KUM HWA Co., Ltd.	20	176	58	(10)	—	(10)
Jinmyung Plus Co.,Ltd.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	118,397	—	—	(1,040)	—	(1,040)
Dream Company Growth no.1 PEF	28,533	44	—	1,500	—	1,500
HMS-Oriens 1st Fund	52,659	28	2,750	2,179	—	2,179
Woori G Senior Loan Private Placement Investment Trust No.1	406,634	25	14,553	13,669	—	13,669
Genesis Eco No.1 Private Equity Fund	38,369	4	308	(377)	—	(377)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Midas No. 8 Private Equity Joint Venture Company	66,699	112	1	(113)	—	(113)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	—	3,239	3,239	—	3,239
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,087	314	83,143	81,550	—	81,550

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6
S.WIN Co., Ltd.	20,301	20.0
BK Family CO., Ltd.	4,118	34.3
Choongang Network Solution Co., Ltd.	90,006	25.7

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6
S.WIN Co., Ltd.	20,301	20.0

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of March 31, 2022 and December 31, 2021, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	March 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	2,773	4.9	137	—	—	—	137
Korea Credit Bureau Co., Ltd.	44,701	9.9	4,432	246	—	—	4,678
Korea Finance Security Co., Ltd.	19,533	15.0	2,930	—	—	—	2,930
Woori Growth Partnerships New Technology Private Equity Fund	53,737	23.1	12,401	—	—	—	12,401
2016KIF-IMM Woori Bank Technology Venture Fund	56,288	20.0	11,258	—	—	—	11,258
K BANK Co., Ltd. (*)	1,740,504	12.6	218,881	21,894	—	—	240,775
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	22,563	23.3	5,247	—	—	—	5,247
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,268	20.0	11,254	—	—	—	11,254
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,606	25.0	3,901	—	—	353	4,254
LOTTE CARD Co., Ltd (*)	2,268,759	20.0	453,752	—	—	—	453,752
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,098	100	10,097	—	—	—	10,097
Union Technology Finance Investment Association	48,985	29.7	14,550	—	—	—	14,550
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	March 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Japanese Hotel Real Estate Private Equity Fund No.2	15,477	19.9	3,074	—	—	—	3,074
Woori Seoul Beltway Private Special Asset Fund No.1	32,969	25.0	8,242	—	—	—	8,242
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,434	20.0	10,087	—	—	—	10,087
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	828,157	20.6	170,327	—	—	—	170,327
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	110,233	9.1	10,026	—	—	—	10,026
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,347	20.0	469	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	10,654	9.1	968	—	—	—	968
DeepDive WOORI 2021-1 Financial Investment Fund	8,300	11.9	988	—	—	—	988
Darwin Green Packaging Private Equity Fund	19,302	20.4	3,939	—	—	—	3,939
DS Power Semicon Private Equity Fund	14,171	21.0	2,973	—	—	—	2,973
Woori FirstValue Private Real Estate Fund No.2	6,361	12.0	763	—	—	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	60,315	0.1	100	—	—	—	100
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,855	24.4	1,186	—	—	—	1,186
Woori Together TDF 2025	7,941	27.7	2,196	—	—	—	2,196
Woori Together TDF 2030	8,651	26.1	2,264	—	—	—	2,264
Woori Hanhwa Eureka Private Equity Fund	24,001	0.8	193	—	—	—	193
Aarden Woori Apparel 1st Private Equity Fund	20,896	0.5	99	—	—	—	99
Woori Dyno 1st Private Equity Fund	10,185	19.6	1,997	—	—	—	1,997
Godo Kaisha Oceanos 1	20,387	47.8	9,746	—	—	—	9,746
Woori Zip 1	15,828	63.9	10,126	—	—	—	10,126
Woori Zip 2	22,242	63.8	14,181	—	—	—	14,181
Force TEC	(11,360)	24.5	(2,788)	—	—	2,788	—
KUM HWA Co., Ltd.	(147)	20.1	(29)	—	—	29	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	—	25
JC Assurance No.2 Private Equity Fund	122,123	24.4	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,446	27.8	7,902	—	—	—	7,902
HMS-Oriens 1st Fund	55,367	22.8	12,631	—	—	—	12,631
WooriG Senior Loan General Type Private Investment Trust No.1	380,252	21.7	82,323	—	—	—	82,323
Genesis Eco No.1 Private Equity Fund	38,509	29.0	11,162	—	—	—	11,162
Paratus Woori Material Component Equipment joint venture company	58,314	29.9	17,435	—	—	—	17,435
Midas No. 8 Private Equity Joint Venture Company	66,361	28.5	18,903	—	—	—	18,903

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	March 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Orchestra Private Equity Fund IV	34,840	28.2	9,814	—	—	—	9,814
Synaptic Green No.1 PEF	37,987	21.1	7,997	—	—	—	7,997
PCC-Woori LP Secondary Fund	32,164	38.8	12,494	—	—	—	12,494
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	209,438	23.3	48,900	—	—	—	48,900
Woori-Q Corporate Restructuring Private Equity Fund	80,496	35.5	28,593	—	—	—	28,593
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,464	35.0	28,588	—	—	—	28,588

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd (*)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Materials, Parts, Equipments Private Equity Fund	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*) The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Acquisition cost	428,129	415,163
Accumulated depreciation	(29,444)	(25,582)
Accumulated impairment losses	(86)	(86)

Net carrying value	398,599	389,495

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Beginning balance	389,495	387,464
Disposal	(1,194)	—
Depreciation	(981)	(574)
Transfer	13,479	(3,865)
Foreign currencies translation adjustments	(2,605)	(2,329)
Others	405	(113)

Ending balance	398,599	380,583

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,713,762	741,812	246,885	50,745	4,404	1	2,757,609
Right-of-use asset	—	371,415	17,699	—	—	—	389,114

Carrying value	1,713,762	1,113,227	264,584	50,745	4,404	1	3,146,723

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Right-of-use asset	—	367,480	18,064	—	—	—	385,544

Carrying value	1,719,325	1,124,444	276,425	51,354	3,171	1	3,174,720

(2)	Details of premises and equipment (owned) as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,714,422	1,065,986	1,145,384	473,194	4,404	20	4,403,410
Accumulated depreciation	—	(324,174)	(898,499)	(422,449)	—	(19)	(1,645,141)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,713,762	741,812	246,885	50,745	4,404	1	2,757,609

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,719,985	1,076,091	1,156,479	475,195	3,171	20	4,430,941
Accumulated depreciation	—	(319,127)	(898,118)	(423,841)	—	(19)	(1,641,105)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	—	1,948	12,558	4,293	1,441	—	20,240
Disposals	—		(290)	(145)	—	—	(435)
Depreciation	—	(8,004)	(24,102)	(5,193)	—	—	(37,299)
Classified as held-for-sale	(946)	(629)	—	—	—	—	(1,575)
Transfer	(4,869)	(8,610)	—	—	—	—	(13,479)
Foreign currencies translation adjustments	252	145	663	379	66	—	1,505
Others	—	(2)	(305)	57	(274)	—	(524)

Ending balance	1,713,762	741,812	246,885	50,745	4,404	1	2,757,609

	For the three-month period ended March 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	2,923	9,291	4,150	2,514	—	18,878
Disposals	—	—	(323)	(343)	—	—	(666)
Depreciation	—	(8,128)	(23,544)	(5,432)	—	(1)	(37,105)
Classified as held-for-sale	(465)	(1,242)	346	10	(396)	—	(1,747)
Transfer	3,649	217	—	—	—	—	3,866
Foreign currencies translation adjustments	153	164	1,042	630	31	—	2,020
Others	3,045	(3,049)	(603)	(320)	(507)	—	(1,434)

Ending balance	1,732,427	777,925	254,434	48,780	9,888	1	2,823,455

(4)	Details of right-of-use assets as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Building	Equipment and vehicles	Total
Acquisition cost	680,470	30,288	710,758
Accumulated depreciation	(309,055)	(12,589)	(321,644)

Net carrying value	371,415	17,699	389,114

	December 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	650,906	30,559	681,465
Accumulated depreciation	(283,426)	(12,495)	(295,921)

Net carrying value	367,480	18,064	385,544

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(5)	Details of changes in right-of-use assets for the three-month periods ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	56,780	2,540	59,320
Changes in contract	802	124	926
Termination	(5,733)	(351)	(6,084)
Depreciation	(55,238)	(2,700)	(57,938)
Others	7,324	22	7,346

Ending balance	371,415	17,699	389,114

	For the three-month period ended March 31, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	40,218	5,468	45,686
Changes in contract	1,938	33	1,971
Termination	(3,512)	(489)	(4,001)
Depreciation	(61,140)	(2,790)	(63,930)
Others	18,409	(308)	18,101

Ending balance	431,045	14,337	445,382

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	348,105	2,112	684,622	1,194,100	40,785	1,110	2,270,834
Accumulated amortization	—	(1,397)	(475,054)	(966,908)	—	—	(1,443,359)
Accumulated impairment losses	—	—	—	(33,552)	(3,446)	—	(36,998)

Net carrying value	348,105	715	209,568	193,640	37,339	1,110	790,477

	December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,449	2,057	661,959	1,174,565	40,955	717	2,225,702
Accumulated amortization	—	(1,334)	(454,251)	(947,830)	—	—	(1,403,415)
Accumulated impairment losses	—	—	—	(33,553)	(3,348)	—	(36,901)

Net carrying value	345,449	723	207,708	193,182	37,607	717	785,386

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	54	22,674	16,565	319	689	40,301
Disposal	—	—	—	—	(654)	—	(654)
Amortization (*)	—	(62)	(20,811)	(18,250)	—	—	(39,123)
Impairment losses	—	—	—	—	32	—	32
Transfer	—	—	—	278	—	(278)	—
Foreign currencies translation adjustments	2,656	—	(3)	600	45	—	3,298
Others	—	—	—	1,265	(10)	(18)	1,237

Ending balance	348,105	715	209,568	193,640	37,339	1,110	790,477

(*)	Amortization of other intangible assets amounting to 3,599 million Won is included in other operating expenses.

	For the three-month period ended March 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	—	15,000	11,532	1,070	—	27,602
Disposal	—	—	—	—	—	—	—
Amortization (*)	—	(56)	(20,719)	(16,604)	—	—	(37,379)
Impairment losses	—	—	—	—	(116)	—	(116)
Transfer	—	—	3,748	2,921	—	(6,669)	—
Foreign currencies translation adjustments	2,932	—	—	919	69	—	3,920
Others	—	—	—	735	—	505	1,240

Ending balance	337,222	653	206,902	204,948	37,114	505	787,344

(*) Amortization of other intangible assets amounting to 2,989 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	March 31, 2022	December 31, 2021
Premises and equipment	9,914	8,900
Investments of associates	1,313	11,472
Others	5,865	5,955

Total	17,092	26,327

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from March 31, 2022, and December 31, 2021.

The Group measured assets held for sale at the lower of fair value less costs to sell and carrying amount.

During the current period, the Group decided to sell some of its tangible assets through internal decision making process and classified the real estate as non-current assets held for sale. The sale of the asset is expected to be completed within 12 months. In addition, investments in associates are classified as assets held for sale as of March 31, 2022, because they are highly likely to be sold within one year from the end of the current period according to the management’s decision to sell. Meanwhile, as of the end of the current period, buildings and land acquired through an auction that were recognized in other assets are classified as assets held for sale because they are highly likely to be sold within one year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Lease assets	2,059,544	1,782,887
Prepaid expenses	305,494	189,808
Advance payments	103,291	61,042
Assets for non-business use	16,877	16,248
Others	35,956	38,965
Total	2,521,162	2,088,950

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Financial instruments at fair value through profit or loss measured at fair value	6,774,915	4,873,458

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Deposits
Gold banking liabilities	50,316	65,016
Borrowings
Securities sold	317,753	241,174
Derivative liabilities	6,406,846	4,567,268
Total	6,774,915	4,873,458

(3)	The Group does not have financial liabilities at fair value through profit or loss designated as upon initial recognition as of March 31, 2022 and December 31, 2021.

(4)

There is no cumulative change in financial liabilities at fair value through profit or loss designated as upon initial recognition due to changes in credit risk as of March 31, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Deposits in local currency
Deposits on demand	15,038,212	18,029,136
Deposits at termination	258,115,996	254,319,473
Mutual installment	24,278	24,620
Deposits on notes payables	3,554,545	2,954,066
Deposits on CMA	79,136	92,360
Certificate of deposits	4,731,312	3,586,423
Other deposits	1,262,522	1,286,719

Sub-total	282,806,001	280,292,797

Deposits in foreign currencies
Deposits in foreign currencies	40,725,975	37,643,900

Present value discount	(40,055)	(36,826)

Total	323,491,921	317,899,871

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,032,351
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.3	2,050,865
Others	The Korea Development Bank and others	0.0 ~ 4.2	10,811,798

Sub-total			15,895,014

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co., and others	(0.5) ~ 10.6	9,393,624
Bills sold	Others	0.0 ~ 1.4	8,236
Call money	Bank and others	0.0 ~ 2.7	499,324
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	917,908
Present value discount			(45,794)

Total			26,668,312

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	9,984,518

Sub-total			15,183,026
Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co., and others	(0.5) ~ 7.3	8,545,077
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	749,976
Present value discount			(49,692)

Total			24,755,459

(2) Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 3.6	37,827,554	0.7 ~ 3.6	37,004,942
Subordinated bonds	1.9 ~ 5.1	6,244,143	1.9 ~ 5.1	6,767,442
Other bonds	0.6 ~ 17.0	1,173,082	0.8 ~ 17.0	911,190

Sub-total		45,244,779		44,683,574

Discounts on bonds		(35,950)		(29,710)

Total		45,208,829		44,653,864

(*)

Included debentures under fair value hedge amounting to 2,944,760 million Won and 2,366,724 million Won as of March 31, 2022 and December 31, 2021 respectively. Also, debentures under cash flow hedge amounting to 875,913 million Won and 819,298 million Won are included as of March 31, 2022 and December 31, 2021 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Asset retirement obligation	84,193	80,777
Provisions for guarantees (*1)	82,111	74,866
Provisions for unused loan commitments	106,795	112,296
Other provisions (*2)	305,219	308,195

Total	578,318	576,134

(*1)	Provisions for guarantees includes provision for financial guarantee of 52,805 million Won and 53,321 million Won as of March 31, 2022 and December 31, 2021, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the three-month period ended March 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	146	(146)	—	—
Transfer to expected credit loss for the entire period	(10)	10	—	—
Transfer to credit-impaired financial assets	—	(3)	3	—
Provisions used	(1,238)	—	—	(1,238)
Net provision(reversal) of unused amount	(4,156)	9,923	306	6,073
Others (*)	2,410	—	—	2,410

Ending balance	49,982	25,053	7,076	82,111

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

	For the three-month period ended March 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	210	(210)	—	—
Transfer to expected credit loss for the entire period	(24)	24	—	—
Transfer to credit-impaired financial assets	—	(13)	13	—
Provisions used	(1,707)	—	—	(1,707)
Net provision(reversal) of unused amount	(646)	1,917	(414)	857
Others (*)	(3,117)	1	—	(3,116)

Ending balance	59,520	18,464	7,642	85,626

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	7,264	(7,224)	(40)	—
Transfer to expected credit loss for the entire period	(1,608)	1,680	(72)	—
Transfer to credit-impaired financial assets	(58)	(89)	147	—
Net provision(reversal) of unused amount	(6,080)	574	(38)	(5,544)
Others	42	1	—	43

Ending balance	67,000	39,478	317	106,795

	For the three-month period ended March 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	9,035	(8,714)	(321)	—
Transfer to expected credit loss for the entire period	(1,599)	1,801	(202)	—
Transfer to credit-impaired financial assets	(38)	(71)	109	—
Net provision(reversal) of unused amount	(6,975)	4,390	(319)	(2,904)
Others	55	—	—	55

Ending balance	63,718	53,132	2,456	119,306

(3)	Changes in asset retirement obligation for the three-month periods ended March 31, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Beginning balance	80,777	68,402
Provisions provided	636	15,361
Provisions used	(1,767)	(1,794)
Reversal of provisions unused	—	(2)
Unwinding of discount	175	103
Others	4,372	(391)

Ending balance	84,193	81,679

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of March 31, 2022, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	Changes in other provisions for the three-month periods ended March 31, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Beginning balance	308,195	221,494
Provisions provided	1,327	2,780
Provisions used	(1,358)	(1,607)
Reversal of provisions unused	(5,713)	(49)
Foreign currencies translation adjustments	2,766	2,668
Others	2	(23)

Ending balance	305,219	225,263

(5)	Others

1)

The Group has been offering Korean Won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

During the period ended December 31, 2020, the Group recognized the provisions as the best estimate due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of March 31, 2022, the provision for this case is 115.8 billion Won and the advance payment is 7.2 billion Won.

4)

On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia Fund, etc., which is being delayed in redemption at the board meeting of its subsidiary Woori Bank. The best estimate such as estimated compensation amount for expected customer losses was recognized as provision. As of the end of March 2022, the sales of Platform Asia, Heritage DLS, and Gentoo Partners DLS are 85 billion Won, 22.3 billion Won, and 90.2 billion Won, respectively, and the provisions are 35.7 billion Won, 13.4 billion Won, and 10.8 billion Won, respectively. In addition, the provision for the expected fine related to incomplete sales of Heritage DLS is 700 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the consolidated company is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Present value of defined benefit obligation	1,543,715	1,618,098
Fair value of plan assets	(1,527,972)	(1,591,458)

Net defined benefit liabilities (*)	15,743	26,640

(*)

Net defined benefit liability of 15,743 million Won and 26,640 million Won as of March 31, 2022 and December 31, 2021 is the subtracted amount of the net defined benefit asset of 36,661 million Won and 21,346 million Won from the net defined benefit liability of 52,404 million Won and 47,986 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Beginning balance	1,618,098	1,610,680
Current service cost	41,585	44,608
Interest cost	12,020	9,924
Remeasurements Financial assumption	(108,330)	(49,725)
Demographic assumptions	—	—
Experience adjustments	53,819	56,114
Retirement benefit paid	(73,560)	(88,648)
Foreign currencies translation adjustments	31	31
Others	52	479

Ending balance	1,543,715	1,583,463

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Beginning balance	1,591,458	1,564,101
Interest income	12,428	10,187
Remeasurements	(5,487)	(3,685)
Employer’s contributions	—	9
Retirement benefit paid	(70,467)	(72,928)
Others	40	35

Ending balance	1,527,972	1,497,719

(4)	Fair value of plan assets as of March 31, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Cash and due from banks	1,527,972	1,591,458

Meanwhile, among plan assets, realized returns on plan assets amount to 6,941 million Won and 6,502 million Won for the three-month periods ended March 31, 2022 and 2021, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows:(Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Current service cost	41,585	44,608
Net interest income	(408)	(263)

Cost recognized in net income	41,177	44,345

Remeasurements (*)	(49,024)	10,074

Cost recognized in total comprehensive income	(7,847)	54,419

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 1,203 million Won and 1,288 million Won for the three-month periods ended March 31, 2022 and 2021, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	9,100,531	6,969,170
Accrued expenses	1,878,330	2,070,639
Borrowings from trust accounts	4,116,041	3,107,456
Agency business revenue	553,721	433,041
Foreign exchange payables	1,143,229	782,176
Domestic exchange settlement credits	4,177,071	6,708,220
Lease liabilities	343,271	343,213
Other miscellaneous financial liabilities	10,726,320	3,772,437
Present value discount	(17,398)	(15,322)

Sub-total	32,021,116	24,171,030

Other liabilities:
Unearned income	299,784	291,147
Other miscellaneous liabilities	343,606	265,706

Sub-total	643,390	556,853

Total	32,664,506	24,727,883

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		March 31, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	97,521	—	—	—	—	—	—
Forwards	785,000	—	—	55,593	—	—	—
Swaps	133,004,635	816	41,130	211,206	—	74,634	362,839
Purchase options	170,000	—	—	6,055	—	—	—
Written options	280,000	—	—	—	—	—	10,879
Currency:
Futures	6,236	—	—	—	—	—	—
Forwards	117,577,526	—	—	2,597,322	—	—	1,113,055
Swaps	105,320,103	20,819	—	2,146,506	—	—	3,665,376
Purchase options	1,238,943	—	—	14,307	—	—	—
Written options	1,944,965	—	—	—	—	—	11,628
Equity:
Futures	595,384	—	—	—	—	—	—
Forwards	233	—	—	68	—	—	—
Swaps	680,231	—	—	58,973	—	—	3,215
Purchase options	20,193,726	—	—	888,639	—	—	—
Written options	22,120,257	—	—	—	—	—	1,239,855

Total	404,014,760	21,635	41,130	5,978,669	—	74,634	6,406,847

		December 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	118,423	—	—	—	—	—	—
Forwards	340,000	—	—	16,434	—	—	—
Swaps	134,196,188	351	95,103	136,185	—	20,287	305,443
Purchase options	170,000	—	—	3,959	—	—	—
Written options	340,000	—	—	—	—	—	8,552
Currency:
Futures	7,445	—	—	—	—	—	—
Forwards	114,072,910	—	—	2,466,893	—	—	993,823
Swaps	101,117,559	11,310	—	1,444,634	7,297	—	2,345,735
Purchase options	1,079,610	—	—	10,968	—	—	—
Written options	1,686,787	—	—	—	—	—	8,952
Equity:
Futures	337,916	—	—	—	—	—	—
Forwards	233	—	—	64	—	—	—
Swaps	642,963	—	—	27,031	—	—	3,784
Purchase options	17,503,553	—	—	696,963	—	—	—
Written options	19,106,573	—	—	—	—	—	900,979

Total	390,720,160	11,661	95,103	4,803,131	7,297	20,287	4,567,268

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR, Compounding SOFR, 3M BBSW in the hedging relationships of the Group are USD 470,000,000, USD 1,850,000,000, USD 525,000,000 and AUD 150,000,000, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group determined that such uncertainty is expected to be no longer exist when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the March 31, 2022, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,944,760 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2)	Cash Flow Hedge

As of the March 31, 2022, the Group has applied cash flow hedge on local currency denominated debentures amounting to 89,980 million Won, debentures on foreign currency amounting to 785,932 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank.

A portion of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank are hedged in USD denominated foreign currency bonds(Carrying amount as of March 31, 2022: USD 672,390,437) and mitigate foreign exchange risk arising from the net assets of subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

To assess the effectiveness of the hedging instrument, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the carrying amount of the liability due to changes in the spot exchange rate with changes. The Group’s policy is to hedge the net investment only within the principal range of the liability.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	March 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk Currency swap (USD)	—	180,000,000	—	180,000,000
Hedges of net investment in foreign operations
Foreign currency bond (USD)	272,390,437	400,000,000	—	672,390,437

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument as of March 31, 2022 and December 31, 2021 are as follows:

March 31, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62%% receipt and Libor 3M + 1.45% floating paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR) + 0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50
Hedges of net investment in foreign operations
Currency Risk
Foreign currency bond (USD)	Libor 3M + 0.81% paid

December 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (EUR)	EURIBOR 3M + 0.09% receipt and 1.5% fixed paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	March 31, 2022
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,375,000,000			Derivative assets (designated for hedging
Interest rate swap	AUD 150,000,000	41,130	74,634	Derivative liabilities (designated for hedging)	(113,925)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 50,000	816	—	Derivative liabilities (designated for hedging)	466
Foreign currency translation risk and interest rate risk
Currency swap	USD 470,000,000	11,034	—	Derivative liabilities (designated for hedging)	14,778
Foreign currency translation risk
Currency swap	USD 180,000,000	9,785	—	Derivative liabilities (designated for hedging)	1,829
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond	USD 672,390,437	—	814,130	Foreign currency bond	(5,446)

	December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 1,850,000,000			Derivative assets (designated for hedging
Interest rate swap	AUD 150,000,000	95,086	20,287	Derivative liabilities (designated for hedging)	57,221
Interest rate swap	EUR 26,591,163	17	—		17
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 50,000	351	—	Derivative liabilities (designated for hedging)	1,896
Foreign currency translation risk and interest rate risk
Currency swap	USD 470,000,000	3,631	7,297	Derivative liabilities (designated for hedging)	60,564
Foreign currency translation risk
Currency swap	USD 180,000,000	7,679	—	Derivative liabilities (designated for hedging)	8,218

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,944,760	—	(54,369)	Debentures	108,592	—
Cash flow hedge
Interest rate risk
Debentures	—	89,980	—	—	Debentures	(461)	615
Foreign currencies translation risk and interest rate risk
Debentures	—	568,616	—	—	Debentures	(14,778)	8,668
Foreign currencies translation risk
Debentures	—	217,316	—	—	Debentures	(1,829)	(2,080)
Hedges of net investment in foreign operations
Exchange rate risk Foreign operations net asset	—	—	—	—	Foreign operations net asset	5,446	(3,949)

(*)	After tax amount

	December 31, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343	—
Foreign currency borrowing	—	35,694	—	—	Foreign currency borrowings	(17)	(17)
Cash flow hedge
Interest rate risk
Debentures	—	49,977	—	—	Debentures	(1,760)	281
Foreign currencies translation risk and interest rate risk
Debentures	—	556,607	—	—	Debentures	(53,832)	5,859
Foreign currencies translation risk
Debentures	—	212,715	—	—	Debentures	(7,609)	(305)

(*)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(5,333)	Other net operating income(expense)

		For the three-month period ended March 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	7,970	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	461	5	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	14,778	—	(79)	Other net operating income(expense)	(11,891)	Other net operating income(expense)
	Foreign currencies translation risk	1,829	—	277	Other net operating income(expense)	(4,554)	Other net operating income(expense)

		For the three-month period ended March 31, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	800	—	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	28,141	291	(2,065)	Other net operating income(expense)	(25,938)	Other net operating income(expense)
	Foreign currencies translation risk	(343)	(258)	(587)	Other net operating income(expense)	(445)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows. (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(3,949)	—	—

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2022	2021
Beginning balance	29,111	6,939
New transactions	8,492	23,025
Amounts recognized in losses	(6,465)	(6,007)

Ending balance	31,138	23,957

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or loss at the end of March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

26.	EQUITY

(1)	Details of equity as of March 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Capital
Common stock capital	3,640,303	3,640,303
Hybrid securities	2,593,744	2,294,381
Capital surplus
Paid in capital in excess of par	643,544	643,544
Others	38,841	38,841

Sub-total	682,385	682,385

Capital adjustments
Treasury stock	(3,819)	(3,819)
Other adjustments (*1)	(1,719,877)	(1,747,242)

Sub-total	(1,723,696)	(1,751,061)

Accumulated other comprehensive income
Financial assets at FVTOCI	(385,219)	(162,522)
Changes in capital due to equity method	398	(138)
Loss from foreign business translation	(6,760)	(63,781)
Loss from hedges of net investment in foreign operations	(3,949)	—
Remeasurements of defined benefit plan	(160,424)	(195,944)
Loss on evaluation of cash flow hedge	6,956	5,553
Capital related to noncurrent assets held for sale	32	279

Sub-total	(548,966)	(416,553)

Retained earnings (*2) (*3)	21,639,489	21,392,564
Non-controlling interest (*4)	3,018,052	3,008,176

Total	29,301,311	28,850,195

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,966,960 million Won and 2,568,367 million Won as of March 31, 2022 and December 31, 2021, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 181,860 million Won and 122,370 million Won as of March 31, 2022 and December 31, 2021 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 2,555,166 million Won and 2,555,166 million Won as of March 31, 2022 and December 31, 2021, respectively, are recognized as non-controlling interests. 15,399 million Won and 28,132 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the three-month period ended March 31, 2022 and 2021, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2022	December 31, 2021
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million Won	3,640,303 million Won

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2022	December 31, 2021
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2021-02-06	—	3.34	400,000	400,000
Securities in local currency	2021-06-12	—	3.23	300,000	300,000
Securities in local currency	2021-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	—
	Issuance cost			(6,256)	(5,619)

	Total			2,593,744	2,294,381

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(162,522)	(301,116)	(271)	78,690	(385,219)
Changes in capital due to equity method	(138)	809	—	(273)	398
Gain(loss) on foreign currency translation of foreign operations	(63,781)	58,000	—	(979)	(6,760)
Gain(loss) on hedges of net investment in foreign operations	—	(5,447)	—	1,498	(3,949)
Remeasurement gain(loss) related to defined benefit plan	(195,944)	48,993	—	(13,473)	(160,424)
Gain(loss) on valuation of derivatives designated as cash flow hedges	5,553	1,879	57	(533)	6,956
Capital related to noncurrent assets held for sale	279	(341)	—	94	32

Total	(416,553)	(197,223)	(214)	65,024	(548,966)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to (49) million Won and (247) million Won are due to disposal of equity securities at FVTOCI and assets held for sale during the period.

	For the three-month period ended March 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(9,833)	313	(37,011)	9,374	(37,157)
Changes in capital due to equity method	(2,609)	2,185	—	(601)	(1,025)
Gain(loss) on foreign currency translation of foreign operations	(298,363)	81,426	—	(2,587)	(219,524)
Remeasurement gain(loss) related to defined benefit plan	(261,195)	(10,000)	—	2,750	(268,445)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(1,386)	(1,005)	497	365	(1,529)
Capital related to noncurrent assets held for sale	1,226	(66)		18	1,178

Total	(572,160)	72,853	(36,514)	9,319	(526,502)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to 1,257 million Won and (66) million Won are due to disposal of equity securities at FVTOCI and assets held for sale during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Beginning balance	2,966,960	2,568,367
Planned provision of regulatory reserve for credit loss	18,442	398,593

Ending balance	2,985,402	2,966,960

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2022	2021
Net income before regulatory reserve	872,472	718,867
Provision of regulatory reserve for credit loss	18,442	83,080
Adjusted net income after the provision of regulatory reserve	854,030	635,787
Dividends to hybrid securities	(19,151)	(15,775)
Adjusted net income after regulatory reserve and dividends to hybrid securities	834,879	620,012
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,147	858

(6)	There are no changes in treasury stocks for the three-month periods ended March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

27.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2021 were 750 Won and 546,044 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2022, and were paid in April, 2022.

28.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Financial assets at FVTPL	16,673	11,374
Financial assets at FVTOCI	141,591	91,786
Financial assets at amortized cost
Securities at amortized cost	88,964	82,243
Loans and other financial assets at amortized cost
Interest on due from banks	14,170	9,454
Interest on loans	2,671,132	2,124,345
Interest of other receivables	8,228	7,983

Subtotal	2,693,530	2,141,782

Total	2,940,758	2,327,185

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Interest on deposits due to customers	648,568	467,451
Interest on borrowings	74,030	48,554
Interest on debentures	198,808	181,628
Other interest expense	29,916	7,925
Interest on lease liabilities	1,770	1,961

Total	953,092	707,519

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Fees and commission received for brokerage	37,149	47,124
Fees and commission received related to credit	49,797	49,481
Fees and commission received for electronic finance	33,117	31,956
Fees and commission received on foreign exchange handling	13,673	13,264
Fees and commission received on foreign exchange	17,617	13,583
Fees and commission received for guarantee	19,507	17,537
Fees and commission received on credit card	141,472	137,394
Fees and commission received on securities business	27,894	24,061
Fees and commission from trust management	67,257	47,204
Fees and commission received on credit information	2,455	2,422
Fees and commission received related to lease	122,746	82,192
Other fees	44,236	52,647

Total	576,920	518,865

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Fees and commissions paid	66,911	59,846
Credit card commission	100,946	97,749
Brokerage commission	275	239
Others	3,088	2,570

Total	171,220	160,404

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Dividend income related to financial assets at FVTPL	32,447	53,318
Dividend income related to financial assets at FVTOCI	14,576	13,272

Total	47,023	66,590

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Dividend income recognized from assets held
Equity securities	14,576	13,272

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Gain on financial instruments at FVTPL measured at fair value	115,386	81,121
Gain on financial instruments at FVTPL designated as upon initial recognition	—	962

Total	115,386	82,083

(2) Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2022	2021
Financial assets at FVTPL	Securities	Gain on transactions and valuation	132,635	78,819
		Loss on transactions and valuation	(139,033)	(51,874)
		Sub-total	(6,398)	26,945

	Loans	Gain on transactions and valuation	5,437	5,497
		Loss on transactions and valuation	(1,290)	(1,395)

		Sub-total	4,147	4,102

	Other financial assets	Gain on transactions and valuation	9,373	5,299
		Loss on transactions and valuation	(5,530)	(3,554)

		Sub-total	3,843	1,745

		Sub-total	1,592	32,792

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	1,393,931	454,579
		Loss on transactions and valuation	(832,491)	(375,637)

		Sub-total	561,440	78,942

	Currency derivatives	Gain on transactions and valuation	2,736,106	4,133,873
		Loss on transactions and valuation	(3,188,767)	(4,171,473)

		Sub-total	(452,661)	(37,600)

	Equity derivatives	Gain on transactions and valuation	729,157	809,549
		Loss on transactions and valuation	(724,146)	(801,857)

		Sub-total	5,011	7,692

	Other derivatives	Gain on transactions and valuation	4	—
		Loss on transactions and valuation	—	(705)

		Sub-total	4	(705)

		Sub-total	113,794	48,329

	Net, total		115,386	81,121

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Loss on equity-linked securities	—	962

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Gain on redemption of securities	(3)	1
Gain on transactions of securities	274	37,010

Total	271	37,011

33.	REVERSAL OF(PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of(provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Impairment loss due to credit loss on financial assets measured at FVTOCI	(719)	(1,018)
Reversal of(provision for) impairment loss due to credit loss on securities at amortized cost	(283)	187
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(164,537)	(137,209)
Provision for provision on guarantee	(6,073)	(857)
Reversal of unused loan commitment	5,544	2,904

Total	(166,068)	(135,993)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2022	2021
Employee benefits	Short-term employee benefits	Salaries	417,232	404,239
		Employee fringe benefits	162,291	130,109
	Share based payment		6,932	2,353
	Retirement benefit service costs		42,380	45,633
	Termination		118	281

		Subtotal	628,953	582,615

Depreciation and amortization			130,761	135,425
Other general and administrative expenses	Rent		22,061	19,306
	Taxes and public dues		43,379	37,156
	Service charges		54,490	53,058
	Computer and IT related		25,591	26,510
	Telephone and communication		18,813	18,137
	Operating promotion		10,865	9,203
	Advertising		10,345	9,565
	Printing		1,405	1,650
	Traveling		2,010	1,704
	Supplies		2,065	1,708
	Insurance premium		2,841	2,554
	Maintenance		5,414	4,905
	Water, light, and heating		4,736	4,358
	Vehicle maintenance		2,906	2,346
	Others		9,493	7,407

		Sub-total	216,414	199,567

	Total		976,128	917,607

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Gain on transactions of foreign exchange	125,675	121,832
Gain related to derivatives (Designated for hedging)	16,450	25,999
Gain on fair value hedged items	108,592	58,653
Others	72,313	24,341

Total	323,030	230,825

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Losses on transactions of foreign exchange	87,529	116,039
KDIC deposit insurance premium	106,449	97,545
Contribution to miscellaneous funds	96,502	86,146
Losses related to derivatives (Designated for hedging)	113,925	50,389
Losses on fair value hedged items	—	—
Others (*)	152,101	92,081

Total	556,506	442,200

(*)

Other expense includes 3,599 million Won and 2,989 million Won for intangible asset amortization cost and 83,564 million Won and 54,198 million Won for lease depreciation cost for the three-month periods ended March 31, 2022 and 2021, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2022 and December 31, 2021 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		14,269 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		0.75 years
Number of shares remaining	As of March 31, 2022	602,474 shares
	As of December 31, 2021	602,474 shares
Number of shares granted (*2)	As of March 31, 2022	602,474 shares
	As of December 31, 2021	602,474 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		13,566 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		1.75 years
Number of shares remaining	As of March 31, 2022	944,343 shares
	As of December 31, 2021	944,343 shares
Number of shares granted (*2)	As of March 31, 2022	944,343 shares
	As of December 31, 2021	944,343 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		12,898 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2022	1,105,515 shares
	As of December 31, 2021	1,105,515 shares
Number of shares granted (*2)	As of March 31, 2022	1,105,515 shares
	As of December 31, 2021	1,105,515 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		12,263 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2022	233,476 shares
	As of December 31, 2021	—
Number of shares granted (*2)	As of March 31, 2022	233,476 shares
	As of December 31, 2021	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2022 and December 31, 2021, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 38,529 million Won and 31,597 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Gains on valuation of investments in joint ventures and associates	15,412	6,085
Losses on valuation of investments in joint ventures and associates	(10,504)	(10,877)
Impairment losses of investments in joint ventures and associates	(17,727)	(799)

Total	(12,819)	(5,591)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Other non-operating incomes	24,656	24,827
Other non-operating expenses	(75,202)	(10,986)

Total	(50,546)	13,841

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Rental fee income	5,252	3,663
Gains on disposal of investments in joint ventures	561	—
Gains on disposal of premises and equipment, intangible assets and other assets	9,019	4,459
Reversal of impairment loss of premises and equipment, intangible assets and other assets	278	144
Others	9,546	16,561

Total	24,656	24,827

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Depreciation on investment properties	981	574
Operating expenses on investment properties	334	184
Losses on disposal of investments in joint ventures	2,373	—
Losses on disposal of premises and equipment, intangible assets and other assets	685	620
Impairment losses of premises and equipment, intangible assets and other assets	336	220
Donation	1,414	2,588
Others (*)	69,079	6,800

Total	75,202	10,986

(*)

Others include 902 million Won of other extra ordinary losses related to other provisions and 62,196 million Won of other extraordinary losses related to accounts payable for the three-month period ended March 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Current tax expense
Current tax expense with respect to the current period	359,997	233,532
Adjustments recognized in the current period in relation to the tax expense of prior periods	(3,671)	912

Sub-total	356,326	234,444

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	(128,745)	(20,868)
Income tax expense directly attributable to equity	65,024	9,319

Sub-total	(63,721)	(11,549)

Income tax expense	292,605	222,895

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2022, is 25.1% (The weighted average annual effective tax rate for the March 31, 2021, is 23.7%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2022	2021
Net income attributable to common shareholders	839,188	667,103
Dividends to hybrid securities	(19,151)	(15,775)
Net income attributable to common shareholders	820,037	651,328
Weighted average number of common shares outstanding (Unit: million shares)	728	722
Basic EPS (Unit: Korean Won)	1,127	902

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the three-month period ended March 31, 2022
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-03-31	728,060,549	90	65,525,449,410
Treasury stock	2022-01-01 ~ 2022-03-31	(343,991)	90	(30,959,190)

Sub-total (①)				65,494,490,220

Weighted average number of common shares outstanding (②=(①/90)				727,716,558

	For the three-month period ended March 31, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-03-31	722,267,683	90	65,004,091,470
Treasury stock	2021-01-01 ~ 2021-03-31	(2)	90	(180)

Sub-total (①)				65,004,091,290

Weighted average number of common shares outstanding (②=(①/90)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Confirmed guarantees
Guarantee for loans	44,260	38,897
Acceptances	567,196	622,758
Guarantees in acceptances of imported goods	115,295	111,195
Other confirmed guarantees	7,096,722	7,215,557

Sub-total	7,823,473	7,988,407

Unconfirmed guarantees
Local letters of credit	254,278	243,072
Letters of credit	3,600,251	3,186,513
Other unconfirmed guarantees	897,301	778,088

Sub-total	4,751,830	4,207,673

Commercial paper purchase commitments and others	791,586	791,729

Total	13,366,889	12,987,809

(*)	Includes financial guarantees of 4,080,253 million won and 3,963,383 million won as of March 31, 2022 and December 31, 2021, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Loan commitments	117,725,006	114,414,462
Other commitments (*)	7,820,576	5,652,557

(*)

The amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,297,948 million Won and 2,225,226 million Won as of March 31, 2022 and December 31, 2021, respectively.

(3)	Litigation case

As of March 31, 2022 and December 31, 2021, the contents of the litigation case are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 509 cases (litigation value of 576,412 million Won) and 475 cases (litigation value of 578,505 million Won) as of March 31, 2021 and December 31, 2021 respectively, and provisions for litigations are 23,598 million Won and 24,823 million Won.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 121,993 million Won as other financial liabilities for the second sales agreement.

2)

As of March 31, 2022 Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 103 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of December 31, 2022, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 3,063,966 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements as of March 31, 2022 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2022 and December 31, 2021, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month periods ended March 31, 2022 and 2021 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	March 31, 2022	December 31, 2021
Associates	W Service Networks Co., Ltd.	Loans	16	20
		Deposits due to customers	2,469	2,832
		Accrued expenses	5	6
		Other liabilities	417	425
	Korea Credit Bureau Co., Ltd.	Loans	1	2
		Deposits due to customers	505	1,557
	Korea Finance Security Co., Ltd.	Loans	3,421	3,425
		Loss allowance	(5)	(6)
		Deposits due to customers	8,761	1,887
		Other liabilities	2	2
	LOTTE CARD Co., Ltd.	Loans	2,812	3,750
		Loss allowance	(29)	(39)
		Other assets	9	10
		Deposits due to customers	13,818	13,482
		Other liabilities	91	91
	K BANK Co., Ltd.	Loans	42	99
		Account receivables	28	29
		Other liabilities	107,147	84,935
	Others (*)	Loans	71,249	73,940
		Loss allowance	(25)	(124)
		Other assets	789	739
		Deposits due to customers	1,490	1,063
		Other liabilities	2	3

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of March 31, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month period ended March 31
Related parties		Account title	2022	2021
Associates	W Service Network Co., Ltd.	Other income	6	8
		Interest expenses	2	2
		Fees expenses	139	162
		Other expenses	466	480
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	2
		Fees expenses	891	837
		Other expenses	34	—
	Korea Finance Security Co., Ltd.	Interest income	24	19
		Interest expenses	1	1
		Other expenses	16	22
	LOTTE CARD Co., Ltd.	Interest income	33	74
		Fees income	23	982
		Interest expenses	231	2
		Reversal of allowance for credit loss	10	9
	K BANK Co., Ltd.	Fees income	436	503
		Fees expenses	368	—
	Others (*)	Interest income	184	—
		Fees income	1,614	721
		Interest expenses	1	3
		Reversal of allowance for credit loss	99	—

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., for the three-month period ended March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(3)	Major loan transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2022
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	60	64	—	16
	Korea Credit Bureau Co., Ltd.	2	4	5	—	1
	Korea Finance Security Co., Ltd.	3,425	79	83	—	3,421
	LOTTE CARD Co., Ltd.	3,750	—	937	—	2,813
	K BANK Co., Ltd.	99	130	187	—	42
	Godo Kaisha Oceanos 1	43,033	—	—	(1,566)	41,467
	Woori ZIP 1	12,775	—	—	(465)	12,310
	Woori ZIP 2	18,132	—	—	(660)	17,472

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the three-month period ended March 31, 2021
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	76	61	36
	Korea Credit Bureau Co., Ltd.	1	2	2	1
	Korea Finance Security Co., Ltd.	3,440	90	109	3,421
	LOTTE CARD Co., Ltd.	7,500	—	937	6,563
	K BANK Co., Ltd.	104	625	529	200

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the three-month periods March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	329	—	—	329

(*) Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2021
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*1)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	863	—	482	381
	Korea Credit Bureau Co., Ltd.	1,000	—	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2022	December 31, 2021	Warranty
Korea Finance Security Co., Ltd.	839	835	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Unused loan commitment
W Service Network Co., Ltd.	184	180	Unused loan commitment
K BANK Co., Ltd.	258	201	Unused loan commitment
LOTTE CARD Co., Ltd.	500,000	500,000	Unused loan commitment
Dicustody Co., Ltd.	10	—	Unused loan commitment

As of March 31, 2022 and December 31, 2021, the recognized payment guarantee provisions are 93 million Won and 93 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	March 31, 2022	December 31, 2021	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
WooriG Senior Loan General Type Private Investment Trust No.1	211	14,284	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	38,771	39,458	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	13,090	11,109	Securities purchase commitment
Union Technology Finance Investment Association	—	2,250	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	195	195	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	—	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	425	425	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	669	669	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the for the three-month periods ended March 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
The same parent company and its associates	Investment and others(*)	Recovery and others(*)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori Bank Plus Public Offering stock 10 securities Investment Trust 2(Bond Mixed)	200	—
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443

(*) Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

	For the three-month period ended March 31, 2021
The same parent company and its associates	Investment and others(*)	Recovery and others(*)
Woori China Mainland Objective Convertible Securities Investment Trust No. 1 (FOF)	—	156
Woori Long-term government bond securities Investment Trust No.1	2,000	—
Woori New MMF No.3	—	20,105
Woori Corporate Private Securities Fund 1(Bond)	—	9,513
Woori Multi-Return Securities Investment Trust 1	8,000	—
Woori Multi-Return Securities Investment Trust 2 (Balanced Bond)	8,000	—
Woori Short term Plus Securities Investment Trust	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.1	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.2	200	—

(*) Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three- month period ended March 31
	2022	2021
Short-term employee salaries	5,637	6,416
Retirement benefit service costs	194	290
Share-based compensation	2,535	1,005

Total	8,366	7,711

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,573 million Won and 3,821 million Won, as of March 31, 2022 and December 31, 2021, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 24,722 million Won and 24,861 million Won, respectively, as of March 31, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Total investment in lease	Net investment in lease
Within one year	85,905	79,010
After one year but within two years	152,499	142,299
After two years but within three years	265,220	244,072
After three years but within four years	434,689	393,803
After four years but within five years	505,582	444,657
After five years	2	2

Total	1,443,897	1,303,843

	December 31, 2021
	Total investment in lease	Net investment in lease
Within one year	70,740	69,030
After one year but within two years	133,398	124,904
After two years but within three years	239,895	218,911
After three years but within four years	367,991	331,685
After four years but within five years	486,490	429,034
After five years	2	1

Total	1,298,516	1,173,565

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Total investment in lease	1,443,897	1,298,516
Net investment in lease	1,303,843	1,173,565
Present value of minimum lease payments	1,303,843	1,173,565
Present value of unguaranteed residual value	—	—

Unearned interest income	140,054	124,951

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Prepaid lease assets	4,347	4,579
Operating lease assets
Acquisition cost	2,626,785	2,299,968
Accumulated depreciation	(571,588)	(521,660)
Net carrying value	2,055,197	1,778,308

Total	2,059,544	1,782,887

②	The details of changes in operating lease assets as of March 31, 2022 are as follows and there is no details of changes in operating lease assets as of March 31, 2021 (Unit: Korean Won in millions):

	March 31, 2022	March 31, 2021
Beginning balance	1,778,308	1,116,175
Acquisition	378,046	112,107
Disposal	(25,187)	(24,539)
Depreciation	(83,564)	(54,197)
Others	7,594	706

Ending balance	2,055,197	1,150,252

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Within one year	428,503	377,153
After one year but within two years	389,729	347,539
After two years but within three years	303,390	262,176
After three years but within four years	204,928	170,391
After four years but within five years	95,060	79,555

Total	1,421,610	1,236,814

④	There are no adjusted lease payments recognized as profit or loss for the three-month periods ended March 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (UNAUDITED)

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2022	December 31, 2021
Lease payments
Within one year	143,316	151,259
After one year but within five years	158,988	155,707
After five years	36,544	38,275
Total	338,848	345,241

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2022	2021
Total cash outflows from lease	47,764	51,197

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the three- month periods ended March 31
	2022	2021
Lease payments for short-term leases	387	437
Lease payments for which the underlying asset is of low value	316	431
Total	703	868

4)

The Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 8,173 million Won, to reflect changes in lease payments arising from the rent concession.

41.	EVENTS AFTER THE REPORTING PERIOD

Woori Bank Co., Ltd., a subsidiary of the Group, recognized the embezzlement of internal employees in April 2022. Investigation agencies are investigating the facts of the case, and Group determined the case as Events after the Reporting Period that requires correction and reflected the relevant amount as a loss in the financial statements as of March 31, 2022. The relevant amount is described in Note 35.(4)